Exhibit 99.1

ROGERS COMMUNICATIONS INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 Identity of Company

1.1	Name and Address of Company

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario M4W 1G9

1.2	Executive Officer

For further information, please contact:

Marisa Wyse, Chief Legal and Regulatory Officer and Corporate Secretary

(416) 935-7585

Item 2 Details of the Acquisition

2.1	Nature of the Business Acquired

On April 3, 2023, Rogers Communications Inc. (“RCI”) acquired all of Shaw Communications Inc.’s (“Shaw”) issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares” and, together with the Class A Shares, the “Shaw Shares”) (“Transaction”).

The Shaw business that RCI acquired provides cable telecommunications, satellite video services, and data networking to residential customers, businesses, and public-sector entities in British Columbia, Alberta, Saskatchewan, and Manitoba. The primary products of the acquired Shaw business as at April 3, 2023 included Internet (through Fibre+), Video (through Total TV and Shaw Direct satellite), home phone services, and Wireless services (through Shaw Mobile to consumers in British Columbia and Alberta).

Immediately prior to the closing of the Transaction, Shaw completed the sale of all of the outstanding shares of Freedom Mobile Inc. (“Freedom”), a subsidiary of Shaw, to Videotron Ltd. (“Videotron”), a subsidiary of Quebecor Inc. (the “Freedom Transaction”). The Freedom Transaction was effected pursuant to an agreement entered into on August 12, 2022 among RCI, Shaw, Quebecor and Videotron, which provided for the sale of all Freedom-branded wireless and Internet customers and all of Freedom’s infrastructure, spectrum licences, and retail locations. The purchase price payable by Quebecor to Shaw under this agreement was $2.85 billion on a cash-free, debt-free basis and as further adjusted pursuant to the terms of the divestiture agreement.

2.2	Date of Acquisition

April 3, 2023

2.3	Consideration

RCI paid, in the aggregate, approximately $20,483 million for the Shaw Shares, of which $19,033 million was paid in cash. The remaining $1,450 million of consideration was paid through the issuance of 23.6 million RCI Class B Non-Voting common shares (“RCI Class B Shares”).

RCI funded the cash consideration for the Transaction as follows:

i.

approximately $13,033 million from cash and restricted cash and cash equivalents on hand, which was funded primarily from the net proceeds from the issuance of senior notes in the first quarter of 2022; and

ii.

approximately $6,000 million borrowed on April 3, 2023, under a $6,000 million non-revolving term loan facility consisting of three tranches of $2,000 million each. The tranches mature on April 3, 2026, April 3, 2027, and April 3, 2028, respectively.

2.4	Effect on Financial Position

On April 3, 2023, following the completion of the Transaction, Shaw Communications Inc. was amalgamated with RCI. As a result of this amalgamation, RCI became the issuer and assumed all of Shaw’s obligations under the indenture governing Shaw’s outstanding senior notes with a total principal amount of $4.55 billion as at April 3, 2023. Following the completion of the Transaction, RCI has utilized a portion of the cash acquired from closing the Transaction to repay approximately $2 billion of RCI’s outstanding debt, including $200 million of outstanding borrowings under Shaw’s legacy accounts receivable securitization program, subsequent to which that program was terminated.

As part of the regulatory approval process, RCI has agreed to certain legally enforceable undertakings with Innovation, Science and Economic Development Canada (“ISED Canada”). If any material element of any of those undertakings is not met, RCI could be liable to pay ISED Canada $100 million in damages per year (to a maximum of $1 billion) until the earlier of (i) such material elements having been met or fulfilled or (ii) ten years after the closing date of the Transaction.

In connection with the Freedom Transaction, RCI and Shaw agreed to long-term commercial arrangements with Freedom, Videotron, and/or Quebecor, under which Rogers (or its subsidiaries) will provide to Quebecor (or its subsidiaries) certain services. RCI and Quebecor (or their respective subsidiaries) will also provide each other with customary transition services as necessary to facilitate (i) the operation of Freedom’s business for a period of time post-closing and (ii) the separation of Freedom’s business from the other businesses and operations of Shaw and its affiliates. The Freedom Transaction did not include the sale of Shaw Mobile-branded wireless subscribers; accordingly, these wireless subscribers remained with the Shaw business acquired by RCI.

See the unaudited pro forma condensed combined financial statements of RCI included in Appendix A attached to this business acquisition report for further information on the estimated effect of the Transaction on RCI’s financial position.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The Transaction was not with an informed person, associate, or affiliate (as such terms are defined under applicable securities laws in Canada) of RCI.

2.7	Date of Report

June 7, 2023

Item 3 Financial Statements

The following financial statements are included in Appendix A attached to this business acquisition report:

•	unaudited pro forma condensed combined financial statements of Rogers Communications Inc. for the year ended December 31, 2022, and as at and for the three months ended March 31, 2023;

•	audited consolidated financial statements of Shaw Communications Inc. as at and for the year ended August 31, 2022 and August 31, 2021, together with the report of the auditors thereon; and

•	unaudited condensed consolidated financial statements of Shaw Communications Inc. as at February 28, 2023, and for the three and six months ended February 28, 2023 and February 28, 2022.

Appendix A

Unaudited Pro Forma Condensed Combined Financial Statements of Rogers Communications Inc.

Unaudited Pro Forma Condensed Combined Statement of Income

For the year ended December 31, 2022

(In millions of Canadian dollars, except shares and per share amounts)

	RCI	Shaw	Removal of Freedom	Pro Forma Adjustments	Ref. (Note 6)	Pro Forma Combined
	Year ended December 31, 2022	Constructed 12-month period ended November 30, 2022
Revenue	15,396	5,432	(1,107)	(142)	6A 6B 6C	19,579
Operating expenses:
Operating costs	9,003	2,914	(660)	(143)	6A 6B 6C	11,114
Depreciation and amortization	2,576	1,238	(321)	1,052	6B 6D 6E 6F	4,545
Restructuring, acquisition and other	310	—	—	214	6G 6H	524
Finance costs	1,233	261	(27)	698	6I 6J 6K	2,165
Other (income) expense	(15)	35	(7)	(41)	6C 6H 6I	(28)

Income before income tax expense	2,289	984	(92)	(1,922)		1,259
Income tax expense (recovery)	609	248	(25)	(494)	6L	338

Net income for the year	1,680	736	(67)	(1,428)		921

Earnings per share:
Basic	$3.33	$1.48				$1.74
Diluted	$3.32	$1.47				$1.73
Weighted average common shares outstanding (in millions)
Basic	505	499				529
Diluted	506	501				530

See the accompanying notes to the Pro Forma Financial Statements, which are an integral part of these statements.

The Pro Forma Financial Statements do not reflect, among other things, any (i) cost savings, operating synergies, or revenue enhancements the combined company may achieve, or costs necessary to achieve those cost savings, operating synergies, and revenue enhancements, (ii) costs associated with the integration of the operations of RCI and Shaw after closing the Transaction, or (iii) adjustments related to the provision of transition or other services related to the Freedom Transaction.

Unaudited Pro Forma Condensed Combined Statement of Income

For the three months ended March 31, 2023

(In millions of Canadian dollars, except shares and per share amounts)

	RCI	Shaw	Removal of Freedom	Pro Forma Adjustments	Ref. (Note 6)	Pro Forma Combined
	Three months ended March 31, 2023	Three months ended February 28, 2023
Revenue	3,835	1,340	(266)	(33)	6A 6B 6C	4,876
Operating expenses:
Operating costs	2,184	720	(158)	(31)	6A 6B 6C	2,715
Depreciation and amortization	631	318	(82)	270	6B 6D 6E 6F	1,137
Restructuring, acquisition and other	55	—	—	15	6G 6H	70
Finance costs	296	63	(7)	231	6I 6J 6K	583
Impairment expense	—	90	—	—		90
Other (income) expense	(27)	10	—	(16)	6B 6C 6H 6I	(33)

Income before income tax expense	696	139	(19)	(502)		314
Income tax expense (recovery)	185	32	(6)	(131)	6L	80

Net income for the period	511	107	(13)	(371)		234

Earnings per share:
Basic	$1.01	$0.21				$0.44
Diluted	$1.00	$0.21				$0.44
Weighted average common shares outstanding (in millions)
Basic	505	500				529
Diluted	507	502				530

See the accompanying notes to the Pro Forma Financial Statements, which are an integral part of these statements.

The Pro Forma Financial Statements do not reflect, among other things, any (i) cost savings, operating synergies, or revenue enhancements the combined company may achieve, or costs necessary to achieve those cost savings, operating synergies, and revenue enhancements, (ii) costs associated with the integration of the operations of RCI and Shaw after closing the Transaction, or (iii) adjustments related to the provision of transition or other services related to the Freedom Transaction.

Unaudited Pro Forma Condensed Combined Statement of Financial Position

As at March 31, 2023

(In millions of Canadian dollars)

	RCI	Shaw	Removal of Freedom	Preliminary Purchase Accounting Adjustments	Ref.	Other Pro Forma Adjustments	Ref. (Note 6)	Pro Forma Combined
	As at March 31, 2023	As at February 28, 2023
Assets
Current assets:
Cash and cash equivalents	553	280	(49)	1,738	5A 6M	—		2,522
Restricted cash and cash equivalents	12,837	—	—	(12,837)	6M	—		—
Accounts receivable	4,137	356	(86)	192	5B	—	6N 6O	4,599
Inventories	555	112	(40)	(63)		—		564
Current portion of contract assets	117	60	(37)	—		—		140
Other current assets	727	460	(224)	(35)	5C	(31)	6N 6P	897
Current portion of derivative instruments	445	—	—	—		—		445

Total current assets	19,371	1,268	(436)	(11,005)		(31)		9,167
Property, plant and equipment	15,947	5,823	(1,386)	3,432	5D	—		23,816
Intangible assets	12,255	7,907	(2,551)	608	5E	—		18,219
Investments	1,965	68	—	21		—		2,054
Derivative instruments	929	—	—	—		—		929
Financing receivables	891	—	—	—		10	6N	901
Other long-term assets	740	277	(131)	12	5C	(13)	6N 6P	885
Goodwill	4,031	280	(201)	12,115	5J	—		16,225

Total assets	56,129	15,623	(4,705)	5,183		(34)		72,196

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	4,323	200	—	—		—		4,523
Accounts payable and accrued liabilities	2,928	719	(123)	(46)		204	6G 6O	3,682
Income tax payable	59	—		—		(59)	6G 6P	—
Other current liabilities	260	56	—	27		—		343
Contract liabilities	455	196	(18)	—		—		633
Current portion of long-term debt	1,750	1,000	—	(8)	5F	—		2,742
Current portion of lease liabilities	372	112	(52)	1	5G	—		433

Total current liabilities	10,147	2,283	(193)	(26)		145		12,356
Provisions	51	83	(82)	—		—		52
Long-term debt	29,614	3,554	—	5,991	5F 6Q	—		39,159
Lease liabilities	1,676	961	(656)	3	5G	—		1,984
Other long-term liabilities	684	402	—	(295)	5H	—		791
Deferred tax liabilities	3,605	1,956	(400)	1,070	5I	(10)	6G 6P	6,221

Total liabilities	45,777	9,239	(1,331)	6,743		135		60,563
Shareholders’ equity	10,352	6,384	(3,374)	(1,560)	6Q	(169)	6G	11,633

Total liabilities and shareholders’ equity	56,129	15,623	(4,705)	5,183		(34)		72,196

See the accompanying notes to the Pro Forma Financial Statements, which are an integral part of these statements.

The Pro Forma Financial Statements do not reflect, among other things, any (i) cost savings, operating synergies, or revenue enhancements the combined company may achieve, or costs necessary to achieve those cost savings, operating synergies, and revenue enhancements, (ii) costs associated with the integration of the operations of RCI and Shaw after closing the Transaction, or (iii) adjustments related to the provision of transition or other services related to the Freedom Transaction.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

NOTE 1: BASIS OF PRESENTATION

The accompanying Pro Forma Financial Statements of RCI have been prepared to give effect to the Transaction. The Pro Forma Statement of Financial Position gives effect to the Transaction as if it had occurred on March 31, 2023. The Pro Forma Statement of Income for the year ended December 31, 2022 and the Interim Pro Forma Statement of Income for the three months ended March 31, 2023 give effect to the Transaction as if it had occurred on January 1, 2022. The Pro Forma Statement of Financial Position combines the unaudited condensed consolidated statement of financial position of RCI as at March 31, 2023 with the unaudited consolidated statement of financial position of Shaw as at February 28, 2023.

As the ending date of the fiscal period for Shaw differs from that of RCI by more than 93 days, the Pro Forma Statement of Income for the year ended December 31, 2022 was derived by combining:

(a)	financial information from the audited consolidated statement of income of RCI for the year ended December 31, 2022; with

(b)	financial information of Shaw for the twelve months ended November 30, 2022, which was constructed by:

(i)	subtracting the financial information from the unaudited condensed consolidated statement of income of Shaw for the three months ended November 30, 2021; from

(ii)	the financial information from the audited consolidated statement of income of Shaw for the year ended August 31, 2022; and

(iii)	adding the financial information from the unaudited condensed consolidated statement of income of Shaw for the three months ended November 30, 2022.

The above constructed unaudited consolidated statement of income of Shaw for the twelve months ended November 30, 2022 was prepared for the purpose of preparing the Pro Forma Financial Statements and does not conform with the financial statements of Shaw included in this business acquisition report.

Additionally, the Interim Pro Forma Statement of Income for the three months ended March 31, 2023 was derived by combining:

(a)	financial information from the unaudited condensed consolidated statement of income of RCI for the three months ended March 31, 2023; with

(b)	financial information from the unaudited condensed consolidated statement of income of Shaw for the three months ended February 28, 2023.

In the financial statements of Shaw used to prepare the Pro Forma Statement of Financial Position and the Pro Forma Statements of Income, certain historical amounts of Shaw were reclassified to conform to RCI’s financial statement presentation. As a result, such financial statements do not conform with the financial statements of Shaw included in this business acquisition report.

The Pro Forma Financial Statements are based on, and should be read in conjunction with, the:

•	audited consolidated financial statements of RCI as at and for the years ended December 31, 2022 and 2021 (including the related notes);

•	unaudited interim condensed consolidated financial statements of RCI as at March 31, 2023 and for the three months ended March 31, 2023 and 2022 (including the related notes);

•	audited consolidated financial statements of Shaw as at and for the years ended August 31, 2022 and 2021 (including the related notes); and

•	unaudited interim condensed consolidated financial statements of Shaw as at February 28, 2023 and for the three and six months ended February 28, 2023 and 2022 (including the related notes),

each of which is included in this business acquisition report.

The Pro Forma Financial Statements reflect adjustments to the historical consolidated financial statements that are directly attributable to the Transaction and for which the complete financial effects are objectively determinable.

The Pro Forma Financial Statements have been presented for illustrative purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or financial performance would have been had the Transaction been completed as at the dates indicated above and does not purport to project the future financial position or operating results of the combined company. The pro forma adjustments are based upon available information and certain assumptions believed to be reasonable under the circumstances. The Pro Forma Financial Statements do not reflect, among other things, any (i) cost savings, operating synergies, or revenue enhancements the combined company may achieve after closing the Transaction, or costs necessary to achieve those cost savings, operating synergies, and revenue enhancements, (ii) costs associated with the integration of the operations of RCI and Shaw and their respective subsidiaries after closing the Transaction, or (iii) adjustments related to the provision of transition or other services related to the Freedom Transaction. The assumptions and estimates underlying the adjustments to the Pro Forma Financial Statements are described in the accompanying notes.

The Pro Forma Financial Statements have been prepared using the acquisition method of accounting in accordance with IFRS 3, Business Combinations (“IFRS 3”). The purchase price allocation will depend upon fair value estimates and assumptions made as at the acquisition date and therefore, certain valuations are provisional and are subject to change. RCI will finalize all amounts as it obtains the information necessary to complete the measurement process, which will be no later than one year from the acquisition date. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing the Pro Forma Financial Statements. Differences between preliminary estimates and final amounts may occur and these differences could be material to the accompanying Pro Forma Financial Statements and RCI’s future financial performance and financial position.

In connection with the Transaction, total acquisition-related transaction costs that have been incurred by RCI and Shaw are approximately $497 million, consisting of $428 million in financing, legal, and advisory costs and $69 million in compensation costs. The effect of the costs incurred in connection with the Transaction that are not already included in RCI’s results or Shaw’s results is reflected as an adjustment to “restructuring, acquisition and other” in the Pro Forma Statement of Income (see note 6(h)).

NOTE 2: DESCRIPTION OF TRANSACTION

On April 3, 2023, RCI acquired all of the issued and outstanding Class A Participating Shares (the “Class A Shares”) and Class B Non-Voting Participating Shares (the “Class B Shares” and, together with the Class A Shares, the “Shaw Shares”) of Shaw Communications Inc. (“Shaw”) (“Transaction”) for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (“Shaw Family Shareholders”). The Shaw Family Shareholders received (i) $16.20 in cash and (ii) 0.417206775 RCI Class B Non-Voting common shares (“RCI Class B Shares”) per share held by the Shaw Family Shareholders as consideration for their shares. The Transaction was implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta).

Immediately prior to the closing of the Transaction, Shaw completed the sale of all of the outstanding shares of Freedom Mobile Inc. (“Freedom”), a subsidiary of Shaw, to Videotron Ltd. (“Videotron”), a subsidiary of Quebecor (“Freedom Transaction”). The Freedom Transaction was effected pursuant to an agreement entered into on August 12, 2022 among RCI, Shaw, Quebecor and Videotron, which provided for the sale of all Freedom-branded wireless and Internet customers and all of Freedom’s infrastructure, spectrum licences, and retail locations. The purchase price paid by Quebecor to Shaw under this agreement was $2.85 billion on a cash-free, debt-free basis and as further adjusted pursuant to the terms of the divestiture agreement.

RCI funded the cash consideration for the Transaction through the use of (i) approximately $13,033 million from cash and restricted cash and cash equivalents on hand, which was funded primarily from the net proceeds from the issuance of senior notes (as described below), and (ii) $6,000 million borrowed on April 3, 2023, under the Term Loan Facility (as defined below).

On April 3, 2023, RCI borrowed $6 billion under a $6 billion non-revolving term loan facility (“Term Loan Facility”) consisting of three tranches of $2 billion each. If the effective interest rate on the Term Loan Facility were to increase (or decrease) by 12.5 basis points relative to the amount assumed in the preparation of these Pro Forma Financial Statements, annual pro forma interest expense would increase (or decrease) by approximately $8 million.

In March 2022, RCI issued US$7.05 billion and $4.25 billion senior notes with terms to maturity ranging from 3 to 30 years. $12.8 billion of the net proceeds from the issuance of those senior notes were recognized as restricted cash and cash equivalents in order to maintain sufficient liquidity (in addition to amounts available to borrow under the Term Loan Facility) to fund the cash portion of the Transaction consideration.

The Pro Forma Statements of Income assume the incurrence of the above debt occurred on January 1, 2022.

NOTE 3: ACCOUNTING POLICIES

The accounting policies used in the preparation of the Pro Forma Financial Statements are consistent with those described in the audited consolidated financial statements of RCI for the year ended December 31, 2022, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

RCI has conducted a review of Shaw’s accounting policies and has identified differences in certain accounting policies adopted by RCI and Shaw. For purposes of these financial statements, certain reclassification adjustments have been made to Shaw’s historical financial statements to conform to the presentation policies adopted by RCI.

NOTE 4: FAIR VALUE OF CONSIDERATION TRANSFERRED

The following is a summary of the Purchase Price for the Transaction:

(in millions of dollars)	Fair Value
Fair value of cash consideration paid to Shaw shareholders	18,882
Fair value of share consideration paid to Shaw shareholders	1,450
Cash paid to settle Shaw stock-based compensation programs as a result of change in control	151

Purchase price	20,483

The fair value of share consideration above is based on the opening market price of the RCI Class B Shares on April 3, 2023 of $61.33.

Certain of Shaw’s stock-based compensation plans contained clauses where upon a change in control, all outstanding share-based awards vested immediately and were required to be settled at that time as if they were Shaw Shares. As at April 3, 2023, the funding required to settle these awards was $151 million.

NOTE 5: PRELIMINARY PURCHASE PRICE ALLOCATION

The following is a preliminary fair value estimate of the assets acquired and the liabilities assumed by RCI in connection with the Transaction, reconciled to the purchase price. For any items without a corresponding reference below, book value is assumed to reasonably approximate fair value based on currently available information. The below allocation does not include any values attributable to the assets of Freedom that were sold by Shaw to Quebecor, or the liabilities of Freedom that were assumed by Quebecor, immediately prior to the Transaction closing.

(in millions of dollars)	Pro forma purchase price allocation
Cash and cash equivalents (a)	2,165
Accounts receivable (b)	462
Inventories	9
Current portion of contract assets	23
Other current assets (c)	201
Property, plant and equipment (d)	7,869
Intangible assets (e)	5,964
Investments	89
Other long-term assets (c)	158
Short-term borrowings	(200)
Accounts payable and accrued liabilities	(550)
Other current liabilities	(83)
Contract liabilities	(178)
Current portion of long-term debt (f)	(992)
Current portion of lease liabilities (g)	(61)
Provisions	(1)
Long-term debt (f)	(3,545)
Lease liabilities (g)	(308)
Other long-term liabilities (h)	(107)
Deferred tax liabilities (i)	(2,626)

Total identifiable net assets acquired	8,289
Goodwill (j)	12,194

Purchase price	20,483

(a)

Cash and cash equivalents includes $2,155 million of pro forma cash consideration received by Shaw for its sale of Freedom to Quebecor. The cash consideration amount was calculated based on Freedom’s statement of financial position as at February 28, 2023. Actual cash consideration to be received from the sale may differ because it is subject to certain post-closing adjustments.

(b)	A preliminary fair value estimate of $462 million has been allocated to accounts receivable.

(c)

Preliminary fair value estimates of $201 million and $158 million have been allocated to other current assets and other long-term assets, respectively, consisting of financing receivables, contract assets, prepaid expenses, and other assets.

(d)

A preliminary fair value estimate of $7,869 million has been allocated to property, plant and equipment. Property, plant and equipment includes land and buildings, cable networks, computer equipment and software, customer premise equipment, leasehold improvements, equipment and vehicles, and right-of-use assets. For the purposes of these Pro Forma Financial Statements, the preliminary estimates of fair value and weighted-average useful lives have been determined primarily through an assessment of replacement cost, asset age, and expected use. These preliminary fair value estimates and weighted-average useful lives could be different from the final valuation results and the difference could be material.

(e)

A preliminary fair value estimate of $5,964 million has been allocated to identifiable intangible assets acquired. Intangible assets acquired include customer relationships and brand names. These preliminary fair value estimates and weighted-average useful lives could be different from the final valuation results and the difference could be material.

The preliminary fair value estimates of the identifiable intangible assets and their weighted-average useful lives are estimated as follows:

(in millions of dollars)	Estimated preliminary fair value	Average estimated useful life
Customer relationships	5,870	8 to 12 years
Brand names	75	3 years
Other intangibles	19	15 years

Total	5,964

(f)

Preliminary fair value estimates of $992 million and $3,545 million have been allocated to current portion of long-term debt and long-term debt, respectively. The fair value is estimated by discounting the associated future cash flows using market rates as at April 3, 2023, for instruments of similar risk.

(g)	A preliminary fair value estimate of $369 million has been allocated to lease liabilities representing the present value of future lease payments at discount rates as at April 3, 2023.

(h)

A preliminary fair value estimate of $107 million has been allocated to other long-term liabilities, which includes the fair value of the cost required to fulfill the related pension and post-employment obligations.

(i)

A preliminary estimate of $2,626 million has been recognized representing the net deferred income tax liability relating to the estimated fair values of assets acquired and liabilities assumed. This estimate is based upon the statutory tax rates currently enacted or substantively enacted.

(j)

A preliminary fair value estimate of $12,194 million has been allocated to goodwill. Goodwill is calculated as the excess of the preliminary estimate of the acquisition-date fair value of the consideration transferred, over the preliminary estimate of the fair values assigned to the identifiable assets acquired and liabilities assumed.

NOTE 6: PRO FORMA ADJUSTMENTS IN CONNECTION WITH THE TRANSACTION

The following summarizes the pro forma adjustments in connection with the Transaction to (i) give effect to the Transaction as if it had occurred on January 1, 2022 for purposes of the Pro Forma Statements of Income and on March 31, 2023 for purposes of the Pro Forma Statement of Financial Position and (ii) conform the information to RCI’s accounting policies and presentation, to the extent known at this time. Figures below show increases and decreases to the relevant line items as they appear in the Pro Forma Financial Statements.

(a)	To eliminate revenue and operating costs for purchases and sales between RCI and Shaw as follows:

(in millions of dollars)	Year ended December 31, 2022	Three months ended March 31, 2023
RCI
Revenue	(164)	(37)
Operating costs	(10)	(2)
Shaw
Revenue	(10)	(2)
Operating costs	(164)	(37)

(b)	To align recognition policy for Cable and Satellite equipment revenue and cost of sales as follows:

(in millions of dollars)	Year ended December 31, 2022	Three months ended March 31, 2023
Revenue	4	1
Operating costs	19	6
Other expense (income)	—	(5)
Depreciation and amortization	(43)	(3)

(c)	To align the treatment of certain fee-related revenue recognition policies as follows:

(in millions of dollars)	Year ended December 31, 2022	Three months ended March 31, 2023
Revenue	28	5
Other expense (income)	7	2
Operating costs	12	2

(d)	To derecognize deferred credit income as a result of fair value adjustments for indefeasible right of use obligations:

(in millions of dollars)	Year ended December 31, 2022	Three months ended March 31, 2023
Depreciation and amortization	13	3

(e)	To recognize amortization of the fair value increments on intangible assets as follows:

			Pro forma amortization
(in millions of dollars, estimated useful life in years)	Asset value	Estimated useful life	Year ended December 31, 2022	Three months ended March 31, 2023
Customer relationship asset	5,870	8 to 12	505	126
Brand names	75	3	25	6

(f)	To adjust depreciation expense based on the fair value of the acquired Shaw property, plant and equipment (excluding land) and the estimated remaining useful lives of those assets as follows:

(in millions of dollars, estimated useful life in years)	Year ended December 31, 2022	Three months ended March 31, 2023
Property, plant and equipment fair value (excluding land)	7,848
Estimated useful life (years)	1 to 23

Pro forma amortization	552	138

(g)	To recognize transaction costs to be incurred in association with the Transaction, incremental to what has already been reflected in the historical results of RCI and Shaw, as follows:

(in millions of dollars)	Year ended December 31, 2022	Three months ended March 31, 2023
Restructuring, acquisition and other costs	170	3

(in millions of dollars)	As at March 31, 2023
Accounts payable and accrued liabilities	228
Income tax payable	(52)
Deferred tax liabilities	(7)
Shareholders’ equity	(169)

The adjustment to accounts payable and accrued liabilities also includes certain costs that were contractually required to be incurred by Shaw prior to closing the Transaction. These costs are not expected to recur in the next 12 months.

(h)	To conform Shaw’s presentation of acquisition and transaction costs from other expense (income) to restructuring, acquisition and other costs as follows:

(in millions of dollars)	Year ended December 31, 2022	Three months ended March 31, 2023
Restructuring, acquisition and other costs	44	12
Other expense (income)	(44)	(12)

(i)	To conform Shaw’s presentation of receivables securitization fees and certain foreign exchange impacts from other expense (income) as follows:

(in millions of dollars)	Year ended December 31, 2022	Three months ended March 31, 2023
Finance costs	4	1
Other expense (income)	(4)	(1)

(j)

To recognize the impact on finance costs for (i) interest costs on debt issued to fund the Transaction, net of the amounts already included in RCI’s results and (ii) the reversal of interest earned on RCI’s restricted cash and cash equivalents, each for the twelve months ended December 31, 2022 and for the three months ended March 31, 2022, as applicable:

(in millions of dollars)	Year ended December 31, 2022	Three months ended March 31, 2023
Interest on debt issued	440	81
Reversal of interest earned on restricted cash and cash equivalents	235	146

Total finance costs impact	675	227

(k)	To recognize amortization of the fair value increment on Shaw’s long-term debt using the effective interest rate method as follows:

(in millions of dollars, except years)	Year ended December 31, 2022	Three months ended March 31, 2023
Finance costs	19	3

(l)	To recognize the net income tax recovery related to the above pro forma adjustments:

(in millions of dollars)	Year ended December 31, 2022	Three months ended March 31, 2023
Income tax recovery	(494)	(131)

(m)	To record the estimated net cash impact of the Transaction as follows:

(in millions of dollars)	As at March 31, 2023
Preliminary fair value estimate of cash consideration to be paid to Shaw shareholders	(18,882)
Preliminary estimate to settle Shaw stock-based compensation programs as a result of change in control	(151)
Use of restricted cash and cash equivalents	12,837
Proceeds from the $6 billion Term Loan Facility	6,000

Total	(196)

(n)	To conform the presentation of financing receivables as follows:

(in millions of dollars)	As at March 31, 2023
Current Wireless handset receivables
Accounts receivable	24
Other current assets	(24)
Long-term Wireless handset receivables
Financing receivables	10
Other long-term assets	(10)

(o)	To eliminate accounts receivable and accounts payable between RCI and Shaw as follows:

(in millions of dollars)	As at March 31, 2023
RCI
Accounts receivable	(23)
Accounts payable and accrued liabilities	(1)
Shaw
Accounts receivable	(1)
Accounts payable and accrued liabilities	(23)

(p)	To conform the presentation of income tax payable and receivable and deferred tax assets as follows:

(in millions of dollars)	As at March 31, 2023
Income tax payable/receivable
Other current assets	(7)
Income tax payable	(7)
Deferred tax assets
Other long-term assets	(3)
Deferred tax liabilities	(3)

(q)	To record the additional debt to be incurred, and the share capital to be issued, by RCI in connection with the Transaction as follows:

(in millions of dollars)	As at March 31, 2023
Long-term debt	6,000
Shareholders’ equity	1,450

Audited Consolidated Financial Statements of Shaw Communications Inc. as at and for the year ended August 31, 2022 and 2021

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

November 28, 2022

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was not effective as at August 31, 2022 as a result of material weaknesses identified in the Company’s internal control over financial reporting, which are further described below.

Management determined it did not design and maintain effective controls with respect to the validation of information produced by the entity (“IPE”) used in the performance of various controls. In addition, management identified a deficiency in the operating effectiveness of controls over the capitalization of internal labour. While there were no significant accounting errors identified as a result of the Company’s control deficiencies with respect to IPE or capitalized internal labour in any period, management concluded these deficiencies resulted in material weaknesses.

Management is actively implementing remediation efforts to address the material weaknesses identified above. Management is implementing processes to validate and document the accuracy and completeness of IPE used in the execution of internal controls involving key spreadsheets and reports created from data extracted from the Company’s information systems. The Company will redesign controls as needed, including controls over the validation and documentation of IPE used in the performance of various controls. Management will also work with control owners to ensure the quality of evidence retained to support the capitalization of internal labour and controls over completeness and accuracy IPEs is sufficient and retained.

The effectiveness of internal control over financial reporting as of August 31, 2022 has been audited by Ernst & Young LLP, the Company’s independent auditors.

[Signed]	[Signed]

Brad Shaw	Trevor English
Executive Chair & Chief Executive Officer	Executive Vice President, Chief Financial & Corporate Development Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Shaw Communications Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Shaw Communications Inc. (the “Company”) as of August 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended, in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of August 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated November 28, 2022 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Critical Audit Matter	Valuation of the Wireless and Satellite cash generating units
Description of the Matter

As more fully described in Note 9 to the consolidated financial statements, the Company conducted its annual impairment test on goodwill and indefinite-life intangibles as at February 1, 2022 and the recoverable amount of the cash generating units exceeded their carrying value. Management performed an assessment of indicators of impairment as at August 31, 2022 and determined there were indicators of impairment for the Wireless and Satellite Cash Generating Units (“CGUs”).

Auditing management’s impairment test is complex and judgmental due to the estimation required in determining the recoverable amount of the cash generating units. The recoverable amount was estimated using a discounted cash flow which includes the significant assumptions of: revenue growth rate, margins, terminal growth rate and discount rates.

How We Addressed the Matter in Our Audit

We obtained an understanding of management’s process for performing their impairment assessment. We evaluated the design and tested the operating effectiveness of controls over the Company’s processes to determine the recoverable amount.

To test the estimated recoverable amount of the CGUs, our audit procedures included, among others, assessing the methodology used and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We compared the significant assumptions used by management to historical and current trends. We audited the forecasted revenue by evaluating future subscriber growth compared to current and historical trends as well as evaluating 3rd party information on projected growth. We audited forecasted margins by comparing management’s estimates to historical actuals. We assessed the historical accuracy of management’s estimates by performing a lookback analysis which compared prior years’ forecasts to actuals. With the assistance of our internal valuation specialists, we assessed the reasonability of management’s recoverable amounts including the impact of the discount rate to market data including comparable companies, transactions and analyst valuations. We also completed a reconciliation of the Company’s net asset value and enterprise value as at August 31, 2022 to the sum of the recoverable amounts for each of the CGUs. We assessed the adequacy of the Company’s disclosure in the consolidated financial statements.

Chartered Professional Accountants

We have served as the Company’s auditor since 1966.

Calgary, Canada

November 28, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Shaw Communications Inc.:

Opinion on Internal Control over Financial Reporting

We have audited Shaw Communications Inc.’s internal control over financial reporting as of August 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Shaw Communications Inc. (the “Company”) has not maintained effective internal control over financial reporting as of August 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified a material weakness with respect to the design and operating effectiveness of controls with respect to the validation of information produced by the entity used in the performance of various controls. Management has also identified a material weakness with respect to the operation of internal controls over the capitalization of internal labour.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position as at August 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated November 28, 2022 which expressed an unqualified opinion thereon.

Basis of Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Calgary, Canada

November 28, 2022

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of Canadian dollars)	August 31, 2022	August 31, 2021
ASSETS
Current
Cash	421	355
Accounts receivable (note 3)	332	301
Income taxes recoverable	35	87
Inventories (note 4)	92	63
Other current assets (note 5)	360	331
Current portion of contract assets (note 22)	63	97

	1,303	1,234
Investments and other assets (notes 6 and 30)	71	70
Property, plant and equipment (notes 7 and 14)	5,883	6,019
Other long-term assets (notes 8 and 28)	208	163
Deferred income tax assets (note 25)	2	2
Intangibles (note 9)	7,998	7,996
Goodwill (note 9)	280	280
Contract assets (note 22)	23	28

	15,768	15,792

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings (note 10)	200	200
Accounts payable and accrued liabilities (note 11)	959	988
Provisions (note 12)	45	46
Current portion of contract liabilities (note 22)	200	213
Current portion of long-term debt (notes 13 and 30)	1	1
Current portion of lease liabilities (note 14)	113	110
Current portion of derivatives	—	2

	1,518	1,560
Long-term debt (notes 13 and 30)	4,552	4,549
Lease liabilities (note 14)	1,017	1,135
Other long-term liabilities (notes 15 and 28)	8	26
Provisions (note 12)	81	77
Deferred credits (note 16)	373	389
Contract liabilities (note 22)	20	15
Deferred income tax liabilities (note 25)	1,962	1,998

	9,531	9,749
Commitments and contingencies (notes 12, 27 and 28)
Shareholders’ equity
Common and preferred shareholders	6,237	6,043

	15,768	15,792

See accompanying notes

On behalf of the Board:

[Signed]	[Signed]
Brad Shaw	Carl Vogel
Director	Director

CONSOLIDATED STATEMENTS OF INCOME

Years ended August 31, (millions of Canadian dollars except per share amounts)	2022 $	2021 $
Revenue (notes 22 and 26)	5,448	5,509
Operating, general and administrative expenses (note 23)	(2,914)	(3,009)
Restructuring costs (notes 12 and 23)	—	(14)
Amortization:
Deferred equipment revenue (note 16)	9	11
Deferred equipment costs (note 8)	(38)	(47)
Property, plant and equipment, intangibles and other (notes 7, 9, 14 and 16)	(1,198)	(1,183)

Operating income	1,307	1,267
Amortization of financing costs – long-term debt (note 13)	(3)	(2)
Interest expense (notes 13, 14, and 26)	(260)	(231)
Other gains (losses) (note 24)	(23)	(2)

Income before income taxes	1,021	1,032
Current income tax expense (note 25)	311	30
Deferred income tax expense / (recovery) (note 25)	(54)	16

Net income	764	986

Net income attributable to:
Equity shareholders	764	986
Earnings per share (note 19)
Basic	1.53	1.94
Diluted	1.52	1.94

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended August 31, (millions of Canadian dollars)	2022 $	2021 $
Net income	764	986
Other comprehensive income (loss) (note 21)
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	5	(1)
Adjustment for hedged items recognized in the period	—	5

	5	4
Items that will not be subsequently reclassified to income:
Remeasurements on employee benefit plans	47	36

	52	40

Comprehensive income	816	1,026

Comprehensive income attributable to:
Equity shareholders	816	1,026

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Year ended August 31, 2022

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance at September 1, 2021	4,199	27	1,876	(59)	6,043	—	6,043
Net income	—	—	764	—	764	—	764
Other comprehensive income	—	—	—	52	52	—	52

Comprehensive income	—	—	764	52	816	—	816
Dividends	—	—	(640)	—	(640)	—	(640)
Shares issued under stock option plan	18	(1)	—	—	17	—	17
Share-based compensation	—	1	—	—	1	—	1

Balance as at August 31, 2022	4,217	27	2,000	(7)	6,237	—	6,237

Year ended August 31, 2021

	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance at September 1, 2020	4,602	27	1,703	(99)	6,233	—	6,233
Net income	—	—	986	—	986	—	986
Other comprehensive income	—	—	—	40	40	—	40

Comprehensive income	—	—	986	40	1,026	—	1,026
Dividends	—	—	(599)	—	(599)	—	(599)
Shares issued under stock option plan	19	(1)	—	—	18	—	18
Shares repurchased (note 17)	(129)	—	(207)	—	(336)	—	(336)
Redemption of preferred shares (note 17)	(293)	—	(7)	—	(300)	—	(300)
Share-based compensation	—	1	—	—	1	—	1

Balance as at August 31, 2021	4,199	27	1,876	(59)	6,043	—	6,043

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended August 31, (millions of Canadian dollars)	2022 $	2021 $
OPERATING ACTIVITIES
Funds flow from operations (note 31)	1,992	2,249
Net change in non-cash balances	(161)	(326)

	1,831	1,923

INVESTING ACTIVITIES
Additions to property, plant and equipment (note 26)	(926)	(858)
Additions to equipment costs (net) (note 26)	(12)	(21)
Additions to other intangibles (note 26)	(158)	(138)
Net additions to investments and other assets	(1)	(1)
Proceeds on disposal of property, plant and equipment (notes 26 and 31)	18	21
Proceeds from leasehold inducement (note 14)	4	—

	(1,075)	(997)

FINANCING ACTIVITIES
Repayment of long-term debt	(1)	(1)
Payment of lease liabilities (note 14)	(114)	(110)
Issue of Class B Shares	17	18
Purchase of Class B Shares (note 17)	—	(336)
Redemption of preferred shares (note 17)	—	(300)
Dividends paid on Class A Shares and Class B Shares	(592)	(597)
Dividends paid on Series A Preferred Shares	—	(8)

	(690)	(1,334)

(Decrease) increase in cash	66	(408)
Cash, beginning of year	355	763

Cash, end of year	421	355

See accompanying notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in millions of Canadian dollars except share and per share amounts)

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”).

The Company was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. The Company’s shares are listed on the Toronto Stock Exchange (TSX), TSX Venture Exchange (TSXV) and New York Stock Exchange (NYSE) (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). The registered office of the Company is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4.

Proposed Transaction

On March 15, 2021, the Company announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Rogers-Shaw Transaction”).

Holders of Shaw Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash.

The Rogers-Shaw Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of King’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of King’s Bench of Alberta issued a final order approving the plan of arrangement.

Agreement to Sell Freedom Mobile to Quebecor

On June 17, 2022, Rogers, Shaw and Quebecor Inc. (“Quebecor”) announced their agreement for the sale of Freedom Mobile Inc. (“Freedom”) to Quebecor for a purchase price of $2.85 billion. On August 12, 2022, Rogers, Shaw and Quebecor entered into a definitive agreement (the “Share Purchase Agreement”) for the sale of Freedom to Videotron Ltd. (“Videotron”), a subsidiary of Quebecor, substantially consistent with the terms announced on June 17, 2022 (the “Freedom Transaction”). The Freedom Transaction is subject to regulatory approvals from the Commissioner of Competition (the “Commissioner”) and Innovation, Science and Economic Development Canada (ISED), and is conditional on the completion of the Rogers-Shaw Transaction. Subject to satisfaction of all conditions, closing of the Freedom Transaction will take place immediately before the closing of the Rogers-Shaw Transaction. Collectively, the Rogers-Shaw Transaction, the Freedom Transaction, and all transactions provided for thereunder, are referred to as the “Proposed Transaction.”

The Share Purchase Agreement provides that Videotron, a subsidiary of Quebecor, will acquire all of the issued and outstanding shares of Freedom. Accordingly, Videotron will acquire the entire Freedom business, including all Freedom-branded wireless and Internet customers, and all of Freedom’s infrastructure, spectrum and retail locations, as well as all of Freedom’s existing backhaul and backbone arrangements. The Freedom Transaction also includes long-term agreements pursuant to which Rogers will provide Quebecor with transport services (including backhaul and backbone) and roaming services. Rogers and Quebecor will provide each other with customary transition services as are necessary to operate Freedom’s business for a reasonable period of time post-closing and to facilitate the separation of Freedom’s business from the other businesses and operations of Shaw and its affiliates. Pursuant to the Share Purchase Agreement, the Shaw Mobile-branded wireless subscribers will not be transferred to Videotron and will remain with Shaw.

Status of the Proposed Transaction Regulatory Approvals and Related Proceedings

For the Rogers-Shaw Transaction, consistent with the terms of the Arrangement Agreement, the parties made filings with each of the Canadian Radio-television and Telecommunications Commission (CRTC), the Commissioner, and ISED in April 2021. For the Freedom Transaction, consistent with the terms of the Share Purchase Agreement, the parties made filings with the Commissioner and ISED in June 2022.

On March 24, 2022, the CRTC completed its comprehensive review and approved the transfer of Shaw’s licenced broadcasting undertakings to Rogers, marking an important milestone towards closing of the Rogers-Shaw Transaction.

On May 9, 2022, the Commissioner filed applications to the Competition Tribunal (the “Tribunal”) seeking an order to prevent the Rogers-Shaw Transaction from proceeding and an interim injunction to prevent closing until the Commissioner’s case can be heard by the Tribunal. On May 30, 2022, the Commissioner’s interim injunction application was resolved on the basis that Rogers and Shaw agreed to not proceed with closing the Rogers-Shaw Transaction until either a negotiated settlement is agreed with the Commissioner or the Tribunal has ruled on the matter. As announced by the Company on July 6, 2022 and October 27, 2022, the respective mediation sessions between Rogers, Shaw, Quebecor and the Commissioner in July, 2022 and October, 2022, did not result in a resolution of the Commissioner’s objections to the proposed merger. As a result, the Tribunal hearing began on November 7, 2022.

On October 25, 2022, the Minister of Innovation, Science, and Industry (the “Minister”) officially denied the application for the wholesale transfer of Freedom’s spectrum licences to Rogers, which is no longer being proposed. In connection with his ongoing review of the pending application to transfer Freedom’s spectrum licences to Videotron, the Minister gave notice that any spectrum licences acquired by Videotron must remain in Videotron’s possession for at least ten years and the Minister conveyed his expectation that prices for wireless services in Ontario and Western Canada would be comparable to what Videotron is currently offering in Quebec. Videotron subsequently announced that it is willing to accept these conditions.

As previously disclosed, in order to permit continued engagement with the pending regulatory approval processes and related hearings, Rogers, Shaw and the Shaw Family Living Trust have agreed to extend the outside date for closing the Rogers-Shaw Transaction from July 31, 2022 to December 31, 2022 (which outside date may be further extended to January 31, 2023 at the option of Rogers or Shaw), demonstrating their commitment to completing this transformative combination. The outside date in the Share Purchase Agreement tracks the outside date in the Arrangement Agreement but can be extended beyond January 31, 2023 only with the consent of Videotron. Nonetheless, the time required to complete the Tribunal hearing, as well as receive ISED approval, including any appeals of the outcomes of any required regulatory process, is uncertain and could result in further delays in or prevent the closing of the Rogers-Shaw Transaction and the Freedom Transaction.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements of the Company for the years ended August 31, 2022 and 2021, were approved by the Board of Directors on November 28, 2022 and authorized for issue.

Basis of presentation

These consolidated financial statements have been prepared primarily under the historical cost convention and are expressed in millions of Canadian dollars unless otherwise indicated. Other measurement bases used are outlined below and in the applicable notes. The consolidated statements of income are presented using the nature classification for expenses.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Basis of consolidation

(i)	Subsidiaries

The consolidated financial statements include the accounts of the Company and those of its subsidiaries, which are entities over which the Company has control. Control exists when the Company has power over an investee, is exposed to or has rights to variable returns from its involvement and has the ability to affect those returns. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the period are included from their respective dates of acquisition, being the time at which the Company obtains control. Consolidation of a subsidiary ceases when the Company loses control. A change in ownership interests of a subsidiary, without a loss of control, is accounted for as an equity transaction. The Company assesses control through share ownership and voting rights.

Non-controlling interests arise from business combinations in which the Company acquires less than 100% ownership interest. At the time of acquisition, non-controlling interests are measured at either fair value or their proportionate share of the fair value of the acquiree’s identifiable assets. The Company determines the measurement basis on a transaction by transaction basis. Subsequent to acquisition, the carrying amount of non-controlling interests is increased or decreased for their share of changes in equity.

(ii)	Joint operations

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The consolidated financial statements include the Company’s proportionate share of the assets, liabilities, revenues, and expenses of its interests in joint operations.

The Company’s joint operations consist of a 33.33% interest in the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”). The Partnership owns and leases commercial space in Shaw Tower in Vancouver, BC, which is the Company’s headquarters for its lower mainland operations. In classifying its 33.33% interest in the Partnership as a joint operation, the Company considered the terms and conditions of the partnership agreement and other facts and circumstances including the primary purpose of Shaw Tower which is to provide lease space to the partners.

Revenue and expenses

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection and installation fee revenue, customer premise equipment revenue, handset equipment revenue) and related subscription and service revenue. Upfront fees charged to customers do not constitute separate units of accounting, therefore these revenue streams are assessed as an integrated package.

(i)	Revenue

The Company records revenue from contracts with customers in accordance with the following five steps:

(1)	identify the contract(s) with a customer;

(2)	identify the performance obligations in the contract;

(3)	determine the transaction price;

(4)	allocate the transaction price to the performance obligations in the contract; and,

(5)	recognize revenue when (or as) we satisfy a performance obligation.

Revenue for each performance obligation is recognized either over time or at a point in time. For performance obligations satisfied over time, revenue is recognized as the services are provided. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date and time elapsed. Revenue from Cable, Internet, Phone, Direct-to-Home (DTH) and Wireless customers includes subscriber revenue earned as services are provided. Satellite distribution services and telecommunications service revenue is recognized in the period in which the services are rendered to customers. In addition to monthly service plans, the Company also offers multi-year service plans in which the total amount of the contractual service revenue is accounted for on a straight-line basis over the term of the plan. Fees for wireless voice, text and data services on a pay-per-use basis are recognized in the period that the service is provided.

Revenue from data centre customers includes colocation and other services revenue, including managed infrastructure revenue. Colocation revenue is recognized on a straight-line line basis over the term of the customer contract. Other services revenue, including managed infrastructure revenue, is recognized as the services are provided.

Revenue for performance obligations satisfied at a point in time is recognized when control of the item or service transfers to the customer. Revenue from the direct sale of equipment to wireless subscribers or dealers is recognized when the equipment is delivered and accepted by the subscribers or dealers.

For bundled arrangements (e.g. wireless handsets, voice and data services, internet services), items are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. Stand-alone selling prices are determined using observable prices adjusted for market conditions and other factors, as appropriate. The Company offers a discretionary wireless handset discount program, whereby the subscriber earns the applicable discount by maintaining services with the Company, such that the receivable relating to the discount at inception of the transaction is reduced over a period of time. This discount is allocated proportionately between the equipment and service revenues, with the equipment discount recognized when the handset is delivered and the corresponding service discount is classified as a contract asset. The contract asset is reduced on a straight-line basis over the period which the discount is forgiven to a maximum of two years with an offsetting reduction to service revenue. The Company also offers a plan allowing customers to receive a larger up-front handset discount than they would otherwise qualify for if they pay a predetermined incremental charge to their existing service plan on a monthly basis. The charge is billed on a monthly basis but is recognized as revenue when the handset is delivered and accepted by the subscriber. The amount receivable is classified as part of other current or other long-term assets, as applicable, in the consolidated statements of financial position. When wireless equipment and services are bundled with wireline services, revenue is allocated across the Company’s segments based on the relative stand-alone selling prices of the goods and services delivered.

When a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as its earned.

(ii)	Contract assets and liabilities

We record a contract asset when we have provided goods and services to our customer but our right to related consideration for the performance obligation is conditional on satisfying other performance obligations. Contract assets are transferred to trade receivables when our right to consideration becomes conditional only as to the passage of time. A contract liability is recognized when we receive consideration in advance of the transfer of products or services to the customer. We account for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly.

Subscriber connection fees received from Cable, Internet, Phone and Wireless customers are deferred as contract liabilities and recognized as revenue on a straight-line basis over two to three years. The costs of physically connecting a new home are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.

Initial setup fees related to the installation of data centre services and installation revenue received on contracts with commercial business customers are deferred as contract liabilities and recognized as revenue on a straight-line basis over the related service contract, which generally span two to ten years. Direct and incremental costs associated with the installation of services or service contract, in an amount not exceeding the upfront revenue, are deferred as contract assets and recognized as an operating expense on a straight-line basis over the same period.

(iii)	Deferred commission cost assets

We defer the incremental cost to obtain or fulfill a contract with a customer over their expected period of benefit to the extent they are recoverable. These costs include certain commissions paid to internal and external representatives. We defer them as deferred commission cost assets in other assets and amortize them to operating costs over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 24 or 36 consecutive months.

Direct and incremental initial selling, administrative and connection costs, including commissions related to subscriber acquisitions are deferred and recognized as an operating expense on a straight-line basis over three years.

(iv)	Deferred equipment revenue and deferred equipment costs

Revenue from sales of DTH equipment is deferred and recognized on a straight-line basis over three years commencing when subscriber service is activated. The total cost of the equipment, including installation, represents an inventoriable cost which is deferred and recognized on a straight-line basis over the same period. The DTH equipment is generally sold to customers at cost or a subsidized price in order to expand the Company’s customer base.

Recognition of deferred equipment revenue and deferred equipment costs is recorded as deferred equipment revenue amortization and deferred equipment costs amortization, respectively.

(v)	Deferred IRU revenue

Prepayments received under indefeasible right to use (IRU) agreements are amortized on a straight-line basis into income over the term of the agreement and included in amortization of property, plant and equipment, intangibles and other in the consolidated statements of income.

Cash

Cash is presented net of outstanding cheques. When the amount of outstanding cheques and the amount drawn under the Company’s revolving term facility are greater than the amount of cash, the net amount is presented as bank indebtedness.

Securitization of trade receivables

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings as we do not transfer control and substantially all the risks and rewards of ownership to another entity and thus do not result in our de-recognition of the trade receivables sold.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for the estimated expected credit losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances.

Inventories

Inventories include subscriber equipment such as DTH receivers, which are held pending rental or sale at cost or at a subsidized price and wireless handsets, accessories and SIM cards. When subscriber DTH equipment is sold, the equipment revenue and equipment costs are deferred and amortized over three years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life. Inventories are determined on a first-in, first-out basis, and are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment costs.

Inventories of wireless handsets, accessories and SIM cards are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes expenditures incurred in acquiring the inventories and bringing them to their existing condition and location. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost. Direct labour and other directly attributable costs incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized as well as borrowing costs on qualifying assets. In addition, any asset removal and site restoration costs in connection with the retirement of assets are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life
Cable, Wireless and telecommunications distribution system	3-20 years
Digital cable terminals and modems	3-5 years
Satellite audio, video and data network equipment and DTH receiving equipment	3-15 years
Buildings	15-40 years
Data processing	4-10 years
Other	4-20 years

The Company reviews the estimates of useful lives on a regular basis.

Leases

Leases are typically entered into for network infrastructure and equipment, including transponders, and land and buildings relating to the Company’s wireless and wireline networks, office space and retail stores. At inception of a contract, the Company assesses whether the contract contains a lease. A lease contract conveys the right to control the use of an identified asset for a period in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•	the contract involves the use of an identified asset;

•	the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•	the Company has the right to direct the use of the identified asset.

Lease liabilities are initially measured at the present value of future lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if not readily determinable, the Company’s incremental borrowing rate. A single incremental borrowing rate is applied to a portfolio of leases with similar characteristics.

Lease payments included in the measurement of the lease liability consist of:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or rate;

•	amounts expected to be payable under a residual value guarantee; and

•	payments relating to purchase options and renewal option periods that are reasonably certain to be exercised, or periods subject to termination options that are not reasonably certain to be exercised.

The initial lease term included in the measurement of the lease liability consists of:

•	the non-cancellable period of the lease;

•	periods covered by options to extend the lease, where the Company is reasonably certain to exercise the option; and

•	periods covered by options to terminate the lease, where the Company is reasonably certain not to exercise the option.

Lease liabilities are subsequently measured at amortized cost. Lease liabilities are remeasured when there is a lease modification, and a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. The interest expense for lease liabilities is recorded in Interest expense in the Consolidated Statements of Income.

Variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and right-of-use assets. The related payments are expensed in Operating, general and administrative expenses in the period in which the event or condition that triggers those payments occurs.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, plus an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The Company presents right-of-use assets in Property, plant and equipment.

If the Company obtains ownership of the leased asset by the end of the lease term or the costs of the right-of-use asset reflects the exercise of a purchase option, we depreciate the right-of-use asset from the lease commencement date to the end of the useful life of the underlying asset. Otherwise, right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life or the end of the lease term. Right-of-use assets are periodically reduced by impairment losses, if any, and adjusted for certain remeasurements on the related lease liability. The depreciation charge for right-of-use assets is recorded in Amortization – Property, plant and equipment.

Other long-term assets

Other long-term assets primarily include (i) equipment costs, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over three to five years, (ii) the non-current portion of wireless handset discounts receivable as described in the revenue and expenses accounting policy, (iii) credit facility arrangement fees amortized on a straight-line basis over the term of the facility, (iv) long-term receivables, (v) network capacity leases, (vi) the non-current portion of prepaid maintenance and support contracts, and (vii) direct costs in connection with initial setup fees and installation of services, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over two to ten years.

Intangibles

The excess of the cost of acquiring cable, satellite, media, data centre and wireless businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights and licences, wireless spectrum licences, trademarks, brands, program rights, customer relationships and software assets. Broadcast rights and licences, wireless spectrum licences, trademarks and brands represent identifiable assets with indefinite useful lives.

Customer relationships represent the value of customer contracts and relationships acquired in a business combination and are amortized on a straight-line basis over their estimated useful lives ranging from 4 – 15 years.

Software that is not an integral part of the related hardware is classified as an intangible asset. Internally developed software assets are recorded at historical cost and include direct material and labour costs as well as borrowing costs on qualifying assets. Software assets are amortized on a straight-line basis over estimated useful lives ranging from 3 – 10 years. The Company reviews the estimates of lives and useful lives on a regular basis.

Borrowing costs

The Company capitalizes borrowing costs on qualifying assets that take more than one year to construct or develop using the Company’s weighted average cost of borrowing which approximated 5% (2021 – 5%).

Impairment

(i)	Goodwill and indefinite-life intangibles

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at February 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit (CGU) is determined based on the higher of the CGU’s fair value less costs to sell (FVLCS) and its value in use (VIU). A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are Cable, Satellite, and Wireless. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(ii)	Non-financial assets with finite useful lives

For non-financial assets, such as property, plant and equipment and finite-life intangible assets, an assessment is made at each reporting date as to whether there is an indication that an asset may be impaired. If any indication exists, the recoverable amount of the asset is determined based on the higher of FVLCS and VIU. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount. Previously recognized impairment losses are reviewed for possible reversal at each reporting date and all or a portion of the impairment is reversed if the asset’s value has increased.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The timing or amount of the outflow may still be uncertain. Provisions are measured using the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account risks and uncertainties associated with the obligation. Provisions are discounted where the time value of money is considered material.

(i)	Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment, primarily in respect of wireless and transmitter sites. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities and provisions. The discount rates applied are subsequently adjusted to current rates as required at the end of reporting periods. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

(ii)	Restructuring provisions

Restructuring provisions, primarily in respect of employee termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised to those affected that the plan will be carried out.

(iii)	Other provisions

Provisions for disputes, legal claims and contingencies are recognized when an outflow to settle the matter is probable. The Company establishes provisions after taking into consideration legal assessments (if applicable), expected availability of insurance or other recourse and other available information.

Deferred credits

Deferred credits primarily include: (i) prepayments received under IRU agreements amortized on a straight-line basis into income over the term of the agreement, (ii) equipment revenue, as described in the revenue and expenses accounting policy, deferred and amortized over three to five years, and (iii) a deposit on a future fibre sale.

Income taxes

The Company accounts for income taxes using the liability method, whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to income taxes levied by the same authority in the same taxable entity. Income tax expense for the period is the tax payable for the period using tax rates substantively enacted at the reporting date, any adjustments to taxes payable in respect of previous years and any change during the period in deferred income tax assets and liabilities, except to the extent that they relate to a business combination or divestment, items recognized directly in equity or in other comprehensive income. The Company records interest and penalties related to income taxes in interest expense.

Tax credits and government grants

The Company receives tax credits primarily related to its research and development activities. Government financial assistance is recognized when management has reasonable assurance that the conditions of the government programs are met and accounted for as a reduction of related costs, whether capitalized and amortized or expensed in the period the costs are incurred.

Foreign currency translation

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the period-end rate of exchange and non-monetary items are translated at historic exchange rates. The net foreign exchange loss recognized on the translation and settlement of current monetary assets and liabilities was $2 (2021 – $12) and is included in other gains (losses).

Financial instruments other than derivatives

Financial instruments have been classified and measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). Cash and financial instruments have been classified as FVTPL and are recorded at fair value with any change in fair value immediately recognized in income (loss). Investments in equity securities are classified and measured at FVTPL. Loans and receivables and financial liabilities are carried at amortized cost. None of the Company’s financial liabilities are classified as FVTPL.

Finance costs and discounts associated with the issuance of debt securities are netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt accretes over time to the principal amount that will be owing at maturity.

Derivative financial instruments and hedging activities

The Company uses derivative financial instruments, such as foreign currency forward purchase contracts, to manage risks from fluctuations in foreign exchange rates. All derivative financial instruments are recorded at fair value in the consolidated statements of financial position. The Company may elect to apply hedge accounting to certain derivative instruments. With hedge accounting, changes in the fair value of derivative financial instruments designated as cash flow hedges are recorded in other comprehensive income (loss) until the variability of cash flows relating to the hedged asset or liability is recognized in income (loss). When an anticipated transaction is subsequently recorded as a non-financial asset, the amounts recognized in other comprehensive income (loss) are reclassified to the initial carrying amount of the related asset. Where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, they are classified as held-for-trading and the changes in fair value are immediately recognized in income (loss).

Instruments that have been entered into by the Company to hedge exposure to foreign currency risk are reviewed on a regular basis to ensure the hedges are still effective and that hedge accounting continues to be appropriate.

Fair value measurements

Fair value estimates are made at a specific point in time, based on relevant market information and information about the underlying asset or liability. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.

The fair value hierarchy consists of the following three levels:

Level 1 Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs for the asset or liability are based on observable market data, either directly or indirectly, other than quoted prices.

Level 3 Inputs for the asset or liability are not based on observable market data.

The Company determines whether transfers have occurred between levels in the fair value hierarchy by assessing the impact of events and changes in circumstances that could result in a transfer at the end of each reporting period.

Employee benefits

The Company accrues its obligations under its employee benefit plans, net of plan assets. The cost of pensions and other retirement benefits earned by certain employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of salary escalation and retirement ages of employees. Past service costs from plan initiation and amendments are recognized immediately in the income statement. Remeasurements include actuarial gains or losses and the return on plan assets (excluding interest income). Actuarial gains and losses occur because assumptions about benefit plans relate to a long time frame and differ from actual experiences. These assumptions are revised based on actual experience of the plans such as changes in discount rates, expected retirement ages and projected salary increases. Remeasurements are recognized in other comprehensive income (loss) on an annual basis, at a minimum, and on an interim basis when there are significant changes in assumptions.

August 31 is the measurement date for the Company’s employee benefit plans. The last actuarial valuations for funding purposes for the various plans were performed effective August 31, 2022 and the next actuarial valuations for funding purposes are effective August 31, 2023.

Share-based compensation

The Company has a stock option plan for directors, officers, employees, and consultants to the Company. The exercise price of options to purchase Class B Shares is determined by the Board, or a committee thereof, at a price not less than the closing price of the Class B Shares on the TSX on the trading day immediately preceding the date on which the options are granted. Any consideration paid on the exercise of stock options, together with any contributed surplus recorded at the date the options vested, is credited to share capital. The Company calculates the fair value of share-based compensation awarded to employees using the Black-Scholes option pricing model. The fair value of options are expensed and credited to contributed surplus over the vesting period of the options using the graded vesting method.

The Company has a restricted share unit (RSU) and performance share unit (PSU) plan which provides that RSUs may be granted to officers, employees and directors of the Company, and PSUs may be granted to officers and employees of the Company. RSUs vest on either the first, second and third anniversary of the grant date or 100% on the third anniversary of the grant date and compensation is recognized on a straight-line basis over the three-year vesting period. PSUs vest 100% on the third anniversary of the grant date. RSUs and PSUs will be settled in either cash or Class B Shares as determined by the Human Resources and Compensation Committee at the time of the grant and the obligation for RSUs and PSUs is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding RSUs and PSUs. For PSUs, the performance criteria is set by the by the Human Resources and Compensation Committee at the time of the grant, and typically requires the achievement of a minimum level of performance, otherwise the payout is zero, while maximum performance is capped at 150%. On settlement of vested PSUs, the number of Class B Shares issued or delivered, or the amount of cash payment will be multiplied by the applicable performance factor.

The Company has a deferred share unit (DSU) plan for its Board of Directors. Compensation cost is recognized immediately as DSUs vest when granted. DSUs will be settled in cash and the obligation is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding DSUs.

Directors may elect to receive their compensation in cash, RSUs, DSUs, or a combination thereof. Any director who has not met their share ownership guidelines is generally required to elect to receive at least 50% of their annual compensation in DSUs and/or RSUs.

The Company has an employee share purchase plan (the “ESPP”) under which eligible employees may contribute to a maximum of 5% of their monthly base compensation. The Company contributes an amount equal to 25% of the participant’s contributions, increasing to 33% once an employee reaches 10 years of continuous service, and records such amounts as compensation expense.

Earnings per share

Basic earnings per share is based on net income attributable to equity shareholders adjusted for dividends on preferred shares and is calculated using the weighted average number of Class A Shares and Class B Shares outstanding during the period. Diluted earnings per share is calculated by considering the effect of all potentially dilutive instruments. In calculating diluted earnings per share, any proceeds from the exercise of stock options and other dilutive instruments are assumed to be used to purchase Class B Shares at the average market price during the period.

Guarantees

The Company discloses information about certain types of guarantees that it has provided, including certain types of indemnities, without regard to whether it will have to make any payments under the guarantees.

Estimation uncertainty and critical judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and significant changes in assumptions could cause an impairment in assets. The following require the most difficult, complex or subjective judgments which result from the need to make estimates about the effects of matters that are inherently uncertain.

Estimation uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that could impact the carrying amount of assets and liabilities and results of operations in future periods.

(i)	Allowance for doubtful accounts

The Company is required to make an estimate of expected credit losses on its receivables. The estimated allowance required is a matter of judgment and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions.

(ii)	Contractual service revenue

The Company is required to make judgments and estimates that affect the amount and timing of revenue from contracts with customers, including estimates of the stand-alone selling prices of wireline and wireless products and services, the identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts.

Determining the deferral criteria for the costs incurred to obtain or fulfill a contract requires us to make significant judgments. We expect incremental commission fees paid to internal and external representatives as a result of obtaining contracts with customers to be recoverable.

(iii)	Property, plant and equipment

The Company is required to estimate the expected useful lives of its property, plant and equipment. These estimates of useful lives involve significant judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. Management’s judgment is also required in determination of the amortization method, the residual value of assets and the capitalization of labour and overhead.

(iv)	Leases

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the lease liabilities and the valuation of right-of-use assets. These include determining whether a contract contains a lease, determining the contract term, including whether or not to exercise renewal or termination options, and determining the interest rate used for discounting future cash flows.

(v)	Business combinations – purchase price allocation

Purchase price allocations involve uncertainty because management is required to make assumptions and judgments to estimate the fair value of the identifiable assets acquired and liabilities assumed in business combinations. Fair value estimates are based on quoted market prices and widely accepted valuation techniques, including discounted cash flow (DCF) analysis. Such estimates include assumptions about inputs to the valuation techniques, industry economic factors and business strategies.

(vi)	Impairment

The Company estimates the recoverable amount of its CGUs using a FVLCS calculation based on a DCF analysis or market approach or a VIU calculation based on a DCF analysis. Where a DCF analysis is used, significant judgments are inherent in this analysis including estimating the amount and timing of the cash flows attributable to the broadcast rights and licences, the selection of an appropriate discount rate, and the identification of appropriate terminal growth rate assumptions. In this analysis, the Company estimates the discrete future cash flows associated with the intangible asset for five years and determines a terminal value. The future cash flows are based on the Company’s estimates of future operating results, economic conditions and the competitive environment. The terminal value is estimated using both a perpetuity growth assumption and a multiple of operating income before restructuring costs and amortization. The discount rates used in the analysis are based on the Company’s weighted average cost of capital and an assessment of the risk inherent in the projected cash flows. In analyzing the FVLCS determined by a DCF analysis, the Company also considers a market approach determining a recoverable amount for each unit and total entity value determined using a market capitalization approach. Recent market transactions are taken into account, when available. The key assumptions used to determine the recoverable amounts, including a sensitivity analysis, are included in Note 9. A DCF analysis uses significant unobservable inputs and is therefore considered a level 3 fair value measurement.

(vii)	Employee benefit plans

The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate and rate of compensation increase. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes are required.

(viii)	Income taxes

The Company is required to estimate income taxes using substantively enacted tax rates and laws in effect or that will be in effect when the temporary differences are expected to reverse. In determining the measurement of tax uncertainties, the Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized. Realization of deferred income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all recognized deferred income tax assets will be realized based on reversals of deferred income tax liabilities, projected operating results and tax planning strategies available to the Company and its subsidiaries.

(ix)	Contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under regulatory, contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

Critical judgements

The following are critical judgements apart from those involving estimation:

(i)	Determination of a CGU

Management’s judgment is required in determining the Company’s cash generating units (CGU) for the impairment assessment of its indefinite-life intangible assets. The CGUs have been determined considering operating activities and asset management and are Cable, Satellite, and Wireless.

(ii)	Broadcast rights and licences and spectrum licences – indefinite-life assessment

A number of the Company’s businesses are dependent upon broadcast licences (or operate pursuant to an exemption order) granted and issued by the CRTC or wireless spectrum licences issued by Innovation, Science and Economic Development Canada (ISED). While these licences must be renewed from time to time, the Company has never failed to do so. In addition, there are currently no legal, regulatory or competitive factors that limit the useful lives of these assets.

Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and interpretations that have been issued but are not yet effective as at August 31, 2022. The following pronouncements are being assessed to determine the impact on the Company’s results and financial position:

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Proceeds before Intended Use (Amendments to IAS 16, Property, Plant and Equipment) was amended to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing the asset to capable operations. These amendments are required to be applied for annual periods commencing on or after January 1, 2022, however earlier application is permitted. This amendment will not have a material impact on our financial statements.

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Onerous Contracts – Costs of Fulfilling a Contract (Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets) was amended to clarify which costs should be included in determining the cost of fulfilling a potential onerous contract. These amendments are required to be applied for annual periods commencing on or after January 1, 2022, however earlier application is permitted. These amendments will not have a material impact on our financial statements.

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Classification of Liabilities as Current or Non-Current (Amendments to IAS 1, Presentation of Financial Statements) was amended to clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specifies that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. The amendments are required to be applied for annual periods commencing on or after January 1, 2023 with early application permitted. The amendments are required to be adopted retrospectively. These amendments are not expected to have a material impact on our financial statements.

•

Definition of Accounting Estimates (Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors) were amended to clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy and clarifying that accounting estimates are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments are required to be applied for annual periods commencing on or after January 1, 2023 with early application permitted. We are currently assessing the impact of these amendments on the disclosure of our accounting policies.

•

Disclosure of Accounting Policies (Amendments to IAS 1, Presentation of Financial Statements, and IFRS Practice Statement 2, Making Materiality Judgements) were amended to clarify that entities are required to disclose material accounting policy information, as defined, rather than their significant accounting policies. The amendment to IFRS Practice Statement 2 adds guidance which explains how to apply the materiality process to identify material accounting policy information. These amendments are required to be applied for annual periods commencing on or after January 1, 2023 with early application permitted and are to be applied prospectively. We are currently assessing the potential impact of these amendments on our financial statements.

•

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12, Income Taxes) was amended to clarify that entities are required to recognize deferred taxes on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments are required to be applied for annual periods commencing on or after January 1, 2023 with early application permitted. We are currently assessing the impact of these amendments on our financial statements.

3.	ACCOUNTS RECEIVABLE

	2022 $	2021 $
Subscriber and trade receivables	362	362
Miscellaneous receivables	37	17

	399	379
Less allowance for doubtful accounts (note 30)	(67)	(78)

	332	301

Included in operating, general and administrative expenses is a provision for doubtful accounts of $28 (2021 – $25).

4.	INVENTORIES

	2022 $	2021 $
Wireless devices and accessories	52	33
DTH subscriber equipment	40	23
Other – built to suit	—	7

	92	63

5.	OTHER CURRENT ASSETS

	2022 $	2021 $
Prepaid expenses	113	103
Costs incurred to obtain or fulfill a contract with a customer (note 22)	66	59
Wireless handset receivables	176	168
Current portion of derivatives	5	1

	360	331

6.	INVESTMENTS AND OTHER ASSETS

	2022 $	2021 $
Investments in private entities	71	70

The Company has a portfolio of minor investments in various private entities. During fiscal 2021, the Company recorded a net fair value adjustment of $27 relating to these investments. This gain is included in other gains (losses) on the Consolidated Statements of Income for the year ended August 31, 2021.

7.	PROPERTY, PLANT AND EQUIPMENT

	August 31, 2022			August 31, 2021
	Cost $	Accumulated amortization $	Net book value $	Cost $	Accumulated amortization $	Net book value $
Cable and telecommunications distribution system	7,653	4,091	3,562	7,475	3,957	3,518
Digital cable terminals and modems	868	509	359	853	541	312
Satellite audio, video and data network and DTH receiving equipment	114	70	44	106	66	40
Land and buildings	646	345	301	646	318	328
Data centre infrastructure, data processing and other	669	445	224	630	419	211
Assets under construction	337	—	337	417	—	417

Property, plant and equipment excluding right-of-use assets	10,287	5,460	4,827	10,127	5,301	4,826
Right-of-use assets (note 14)	1,470	414	1,056	1,474	281	1,193

Property, plant and equipment	11,757	5,874	5,883	11,601	5,582	6,019

Changes in the net carrying amounts of property, plant and equipment for 2022 and 2021 are summarized as follows:

	August 31, 2021					August 31, 2022
	Net book value $	Additions $	Transfers $	Amortization $	Disposals and writedown $	Net book value $
Cable and telecommunications distribution system	3,518	554	129	(630)	(9)	3,562
Digital cable terminals and modems	312	234	—	(187)	—	359
Satellite audio, video and data network and DTH receiving equipment	40	17	(1)	(12)	—	44
Land and buildings	328	—	—	(27)	—	301
Data centre infrastructure, data processing and other	211	29	49	(64)	(1)	224
Assets under construction	417	99	(176)	—	(3)	337

	4,826	933	1	(920)	(13)	4,827

	August 31, 2020					August 31, 2021
	Net book value $	Additions $	Transfers $	Amortization $	Disposals and writedown $	Net book value $
Cable and telecommunications distribution system	3,490	441	215	(625)	(3)	3,518
Digital cable terminals and modems	358	146	—	(196)	4	312
Satellite audio, video and data network and DTH receiving equipment	46	8	(1)	(13)	—	40
Land and buildings	352	4	2	(29)	(1)	328
Data centre infrastructure, data processing and other	230	24	24	(52)	(15)	211
Assets under construction	420	239	(242)	—	—	417

	4,896	862	(2)	(915)	(15)	4,826

In 2022, the Company recognized a net gain of $5 (2021 – net gain of $3) on the disposal of property, plant and equipment.

8.	OTHER LONG-TERM ASSETS

	2022 $	2021 $
Equipment costs subject to a deferred revenue arrangement	28	49
Long-term Wireless handset receivables	76	45
Costs incurred to obtain or fulfill a contract with a customer (note 22)	37	33
Credit facility arrangement fees	2	3
Net pension assets (note 28)	34	—
Other	31	33

	208	163

Amortization provided in the accounts for 2022 amounted to $38 (2021 – $47) and was recorded as amortization of deferred equipment costs.

9.	INTANGIBLES AND GOODWILL

	2022 $	2021 $
Broadcast rights and licences
Cable systems	4,016	4,016
DTH and satellite services	1,013	1,013

	5,029	5,029
Wireless spectrum licences	2,445	2,445
Other intangibles
Software	491	483
Customer relationships	33	39

	7,998	7,996
Goodwill
Cable and telecommunications systems	79	79
Wireless	201	201

	280	280

Net book value	8,278	8,276

Broadcast rights and licences, trademark, brands and wireless spectrum licences have been assessed as having indefinite useful lives. While licences must be renewed from time to time, the Company has never failed to do so. In addition, there are currently no legal, regulatory, competitive or other factors that limit the useful lives of these assets.

The changes in the carrying amount of intangibles with indefinite useful lives, and therefore not subject to amortization, are as follows:

	Broadcast rights and licences $	Goodwill $	Wireless spectrum licences $
September 1, 2020	5,029	280	2,445
Additions	—	—	—
Disposition	—	—	—

August 31, 2021	5,029	280	2,445
Additions	—	—	—
Disposition	—	—	—

August 31, 2022	5,029	280	2,445

Intangibles subject to amortization are as follows:

	August 31, 2022			August 31, 2021
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Software	995	506	489	897	416	481
Software under construction	2	—	2	2	—	2
Customer relationships	114	81	33	114	75	39

	1,111	587	524	1,013	491	522

The changes in the carrying amount of intangibles subject to amortization are as follows:

	Software $	Software under construction $	Customer relationships $	Total $
September 1, 2020	471	8	44	523
Additions	138	—	—	138
Transfers	8	(6)	—	2
Dispositions	—	—	—	—
Amortization	(136)	—	(5)	(141)

August 31, 2021	481	2	39	522
Additions	160	—	—	160
Transfers	(1)	—	—	(1)
Dispositions	—	—	—	—
Amortization	(151)	—	(6)	(157)

August 31, 2022	489	2	33	524

Impairment testing of indefinite-life intangibles and goodwill

The Company performs its annual impairment test on goodwill and indefinite-life intangibles as at February 1 each year. As at February 1, 2022, there were no significant changes to the assets and liabilities making up the CGUs since the last test performed as at February 1, 2021. This prior year test resulted in a recoverable amount for each of the CGUs that exceeded carrying amounts by a substantial margin. Accordingly, the Company performed a qualitative assessment of the factors impacting the determination of recoverable amount and concluded that the likelihood that a recoverable amount calculation as at February 1, 2022, would be less than the carrying amount of the CGUs is remote.

Any changes in economic conditions since February 1, 2022 for the Cable CGU do not represent events or changes in circumstance that would be indicative of impairment at August 31, 2022. As such, the key assumptions used in the impairment test remained consistent for the Cable CGU with those disclosed for the February 1, 2021 test.

As more fully described in note 1, Rogers, Shaw, and Quebecor signed a definitive agreement for the sale of Freedom for a purchase price of $2.85 billion. The proposed sale was considered to be a potential impairment indicator. As such, management tested the Wireless CGU for impairment at August 31, 2022 and concluded there was no impairment.

With respect to the Satellite CGU, during the fourth quarter, management revised its assumptions with respect to future revenues. This, combined with ongoing interest rate increases impacting previously assumed post-tax discount rates resulted in management performing an impairment assessment of the Satellite CGU at August 31, 2022 and concluded there was not impairment.

A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Satellite cash generating unit as at August 31, 2022 would result in an impairment loss of $69. A hypothetical decline of 10% in the recoverable amount of the Wireless generating unit as at August 31, 2022 would not result in any impairment loss.

Significant estimates inherent to these analyses include discount rates and the terminal value. As at August 31, 2022 for both Satellite and Wireless, the estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

		Terminal value
	Post-tax discount rate	Terminal growth rate	Terminal operating income before restructuring costs and amortization multiple
Satellite	8.5%	-8.5%	5.6x
Wireless	7.8%	2.5%	8.7x

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed as at August 31, 2022, the estimated decline in recoverable amount for the sensitivity of significant estimates is as follows:

	Estimated decline in recoverable amount
		Terminal value
	1% increase in discount rate	1% decrease in terminal growth rate	0.5 times decrease in terminal operating income before restructuring costs and amortization multiple
Satellite	5.2%	4.0%	5.0%
Wireless	15.6%	12.9%	2.2%

10.	SHORT-TERM BORROWINGS

The Company has an accounts receivable securitization program with a Canadian financial institution which will allow it to sell certain trade receivables into the program up to a maximum of $200. Effective May 26, 2022, the Company amended the terms of its accounts receivable securitization program to extend the term of the program to May 31, 2023. The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables are recognized on the Company’s Consolidated Statements of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivables has no claim on any of the Company’s other assets.

A summary of our accounts receivable securitization program as at August 31, 2022 is as follows:

	2022 $	2021 $
Accounts receivable securitization program, beginning of period	200	200
Repayment of accounts receivable securitization	—	—

Accounts receivable securitization program, end of period	200	200

	2022 $	2021 $
Trade accounts receivable sold to buyer as security (1)	321	416
Short-term borrowings from buyer	(200)	(200)

Overcollateralization	121	216

(1)	On August 26, 2022, all Freedom related upsale agreements for this program were terminated.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2022 $	2021 $
Trade	133	112
Program rights	3	4
Accrued liabilities	422	521
Accrued network fees	117	117
Interest and dividends	260	210
Related parties (note 29)	24	24

	959	988

12.	PROVISIONS

	Asset retirement obligations $	Restructuring (1) $	Other (2) $	Total $
Balance as at September 1, 2020	79	13	89	181
Additions	(3)	14	13	24
Accretion	1	—	—	1
Reversal(2)	—	—	(58)	(58)
Payments	—	(25)	—	(25)

Balance as at August 31, 2021	77	2	44	123
Additions	4	—	5	9
Accretion	1	—	—	1
Reversal	(1)	—	—	(1)
Payments	—	(1)	(5)	(6)

Balance as at August 31, 2022	81	1	44	126

Current	—	2	44	46
Long-term	77	—	—	77

Balance as at August 31, 2021	77	2	44	123

Current	—	1	44	45
Long-term	81	—	—	81

Balance as at August 31, 2022	81	1	44	126

(1)

In fiscal 2021 the Company made a number of changes to its organizational structure. A total of $1 has been paid in fiscal 2022 relating to this and other prior period initiatives. The remaining costs are expected to be paid out within the next 5 months.

(2)

During the third quarter of fiscal 2021, the Company recorded a $20 reversal following the CRTC decision on final aggregated Third Party Internet Access rates and a $35 reduction of the interest expense provision.

13.	LONG-TERM DEBT

		2022			2021
	Effective interest rates %	Long-term debt at amortized cost (1) $	Adjustment for finance costs (1) $	Long-term debt repayable at maturity $	Long-term debt at amortized cost (1) $	Adjustment for finance costs (1) $	Long-term debt repayable at maturity $
Corporate
Cdn fixed rate senior notes-
3.80% due November 2, 2023	3.80	499	1	500	499	1	500
4.35% due January 31, 2024	4.35	500	—	500	499	1	500
3.80% due March 1, 2027	3.84	299	1	300	299	1	300
4.40% due November 2, 2028	4.40	497	3	500	497	3	500
3.30% due December 10, 2029	3.41	496	4	500	496	4	500
2.90% due December 9, 2030	2.92	497	3	500	496	4	500
6.75% due November 9, 2039	6.89	1,422	28	1,450	1,421	29	1,450
4.25% due December 9, 2049	4.33	296	4	300	296	4	300

		4,506	44	4,550	4,503	47	4,550
Other
Burrard Landing Lot 2 Holdings Partnership	Various	47	—	47	47	—	47

Total consolidated debt		4,553	44	4,597	4,550	47	4,597
Less current portion (2)		1	—	1	1	—	1

		4,552	44	4,596	4,549	47	4,596

(1)	Long-term debt is presented net of unamortized discounts and finance costs.
(2)	Current portion of long-term debt includes amounts due within one year in respect of the Burrard Landing loans.

Corporate

Bank loans

The Company has an unsecured $1.5 billion bank credit facility, which includes a maximum revolving term or swingline facility of $50, with a syndicate of banks which matures in December 2024. The facility can be used for working capital and general corporate purposes.

The terms of the Arrangement Agreement require that the Company maintain sufficient liquidity to pay an $800 million termination fee payable by Shaw in certain circumstances.

Funds are available to the Company in both Canadian and US dollars. At August 31, 2022, $3 (2021 – $4) has been drawn as committed letters of credit against the revolving term facility. Interest rates fluctuate with Canadian prime and bankers’ acceptance rates, US bank base rates and LIBOR rates. Excluding the revolving term facility, the effective interest rate on actual borrowings under the credit facility during 2022 was nil (2021 – nil). The effective interest rate on the revolving term facility for 2022 was 3.90% (2021 – 3.62%).

Senior notes

The senior notes are unsecured obligations and rank equally and rateably with all existing and future senior indebtedness. The fixed rate notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal amount plus a make-whole premium.

Other

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in the Partnership which built the Shaw Tower project with office/retail space and living/working space in Vancouver, BC. In the fall of 2004, the commercial construction of the building was completed and in February 2014, the Partnership refinanced its debt. The Partnership received a mortgage loan and used the proceeds to prepay the outstanding balance of the previous mortgage and loan excess funds to each of its partners. The mortgage loan matures on November 1, 2024 and bears interest at 4.683% compounded semi-annually with interest only payable for the first five years. Interest and principal payments commenced on April 1, 2019. The mortgage loan is collateralized by the property and the commercial rental income from the building with no recourse to the Company.

In February 2018, the Partnership received an additional mortgage loan of $30 and used the proceeds to loan excess funds to each of its partners, of which the Company received $10. The additional loan matures on November 1, 2024 and bears interest at 4.14% compounded semi-annually. Monthly mortgage payments consist of both principal and interest components.

Debt covenants

The Company and its subsidiaries have undertaken to maintain certain covenants in respect of the credit agreements and trust indentures described above. The Company and its subsidiaries were in compliance with these covenants at August 31, 2022.

Long-term debt repayments

Mandatory principal repayments on all long-term debt in each of the next five years and thereafter are as follows:

$
2023	1
2024	1,001
2025	45
2026	—
2027	300
Thereafter	3,250

4,597

Interest expense

	2022 $	2021 $
Interest expense – long-term debt	223	223
Amortization of senior notes discounts	1	1
Interest income – short-term (net)	(5)	(4)
Interest on lease liabilities (note 14)	41	45
Interest expense – other (1)	—	(34)

	260	231

(1)

Interest expense – other for the year ended August 31, 2021 includes a $35 million reduction of tax related interest expense resulting from a revision of liabilities for uncertain tax positions that became statute barred in the period.

14.	LEASES

Below is a summary of the activity related to the Company’s right-of-use assets for the years ended August 31, 2022 and 2021.

$
Net book value as at September 1, 2020	1,246
Additions	114
Amortization	(139)
Lease terminations and other	(28)

Net book value as at August 31, 2021	1,193
Additions	27
Amortization	(133)
Leasehold inducements	(4)
Lease terminations and other	(27)

Net book value as at August 31, 2022	1,056

Below is a summary of the activity related to the Company’s lease liabilities for the years ended August 31, 2022 and 2021.

$
Balance as at September 1, 2020	1,270
Net additions	85
Interest on lease liabilities	45
Interest payments on lease liabilities	(45)
Principal payments of lease liabilities	(110)
Other	—

Balance as at August 31, 2021	1,245

Net additions	1
Interest on lease liabilities	41
Interest payments on lease liabilities	(41)
Principal payments of lease liabilities	(114)
Other	(2)

Balance as at August 31, 2022	1,130

Current	110
Long-term	1,135

Balance as at August 31, 2021	1,245

Current	113
Long-term	1,017

Balance as at August 31, 2022	1,130

Lease liabilities are subject to amortization schedules, which results in the principal being repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 3.64% as at August 31, 2022. Refer to Note 30 for a maturity analysis of the Company’s lease liabilities.

The Company leases Ku-band and C-band transponders on the Anik F2, Anik F3, and Anik G1 satellites. As part of the Ku-band transponder agreements with Telesat Canada, the Company is committed to paying annual transponder maintenance and licence fees for each transponder from the time the satellite becomes operational for a period of 15 years. As at August 31, 2022, the Company has recorded lease liabilities of $203 relating to these transponders.

Below is a summary of the Company’s other expenses related to leases included in operating, general and administrative expenses.

	2022 $	2021 $
Expenses related to variable lease components not included in lease liabilities	24	20
Expenses related to low-value leases	33	33

	57	53

15.	OTHER LONG-TERM LIABILITIES

	2022 $	2021 $
Pension liabilities (note 28)	4	21
Post retirement liabilities (note 28)	4	5

	8	26

16.	DEFERRED CREDITS

	2022 $	2021 $
IRU prepayments	362	374
Equipment revenue	9	13
Deposit on future fibre sale	2	2

	373	389

Amortization of deferred credits for 2022 amounted to $22 (2021 – $25) and was recorded in the accounts as described below.

IRU agreements are in place for periods ranging from 11 to 60 years and are being amortized to income over the agreement periods. Amortization in respect of the IRU agreements for 2022 amounted to $13 (2021 – $13) and was recorded as other amortization. Amortization of equipment revenue for 2022 amounted to $9 (2021 – $11).

17.	SHARE CAPITAL

Authorized

The Company is authorized to issue a limited number of Class A Shares of no par value, as described below; an unlimited number of Class B Shares of no par value; an unlimited number of Class 1 Preferred Shares issuable in series; and an unlimited number of Class 2 Preferred Shares issuable in series, of which 12,000,000 were designated Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (“Series A Shares”) and 12,000,000 were designated Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (“Series B Shares”).

The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of shares (i) currently issued and outstanding and (ii) that may be outstanding after any conversion of Class A Shares into Class B Shares.

Issued and outstanding

2022	2021		2022	2021
Number of securities			$	$
22,372,064	22,372,064	Class A Shares	2	2
477,175,098	476,537,262	Class B Shares	4,215	4,197
—	—	Series A Shares	—	—
—	—	Series B Shares	—	—

499,547,162	498,909,326		4,217	4,199

Class A Shares and Class B Shares

Class A Shares are convertible at any time into an equivalent number of Class B Shares. In the event that a take-over bid is made for Class A Shares, in certain circumstances, the Class B Shares are convertible into an equivalent number of Class A Shares.

Changes in Class A Share capital and Class B Share capital in 2022 and 2021 are as follows:

	Class A Shares		Class B Shares
	Number	$	Number	$
September 1, 2020	22,372,064	2	490,632,833	4,307
Stock option exercises	—	—	681,980	19
Restricted Share Units	—	—	6,423	—
Shares Repurchased	—	—	(14,783,974)	(129)

August 31, 2021	22,372,064	2	476,537,262	4,197
Stock option exercises	—	—	627,751	18
Restricted Share Units	—	—	10,085	—

August 31, 2022	22,372,064	2	477,175,098	4,215

Series A and B Shares

The Series A Shares and Series B Shares represented series of Class 2 Preferred Shares that were classified as equity since redemption, at $25.00 per Series A Share and Series B Share, was at the Company’s option and payment of dividends was at the Company’s discretion.

On June 30, 2021 (the “Redemption Date”), the Company redeemed all of its issued and outstanding Preferred Shares in accordance with their terms (as set out in the Company’s articles) at a price equal to $25.00 per Preferred Share (the “Redemption Price”), less any tax required to be deducted or withheld.

On the Redemption Date, there were 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. Accordingly, the aggregate Redemption Price paid by Shaw on the Redemption Date to redeem the Preferred Shares was $300.

Share transfer restriction

The Articles of the Company empower the directors to refuse to issue or transfer any share of the Company that would jeopardize or adversely affect the right of Shaw Communications Inc. or any subsidiary to obtain, maintain, amend or renew a licence to operate a broadcasting undertaking pursuant to the Broadcasting Act (Canada).

Normal Course Issuer Bid

On November 2, 2020, the Company announced that it had received approval from the TSX to establish a normal course issuer bid (NCIB) program. The program commenced on November 5, 2020 and remained in effect until November 4, 2021. As approved by the TSX, the Company had the ability to purchase for cancellation up to 24,532,404 Class B Shares representing approximately 5% of all of the issued and outstanding Class B Shares as at October 22, 2020.

During the year ended August 31, 2021, the Company purchased 14,783,974 Class B Shares for cancellation for a total cost of approximately $336 under the NCIB program. The average book value of the shares repurchased was $8.77 per share and was charged to share capital. The excess of the market price over the average book value, including transaction costs, was approximately $207 and was charged to retained earnings.

In connection with the announcement of the Rogers-Shaw Transaction on March 15, 2021 (as discussed in more detail in Note 1), the Company suspended share buybacks under its NCIB program.

Dividend Reinvestment Plan

On October 24, 2019, in accordance with the terms of our Dividend Reinvestment Plan (DRIP), the Company announced that in lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing Class B Shares on the open market. In addition, the Company reduced its discount from 2% to 0% for the Class B Shares delivered under the DRIP. These changes to the DRIP were applied to the dividends payable on November 28, 2019 to shareholders of record on November 15, 2019 and all other dividends payable thereafter.

18.	SHARE-BASED COMPENSATION AND AWARDS

Stock option plan

Under the Company’s stock option plan, directors, officers, employees, and consultants are eligible to receive stock options to acquire Class B Shares with terms not to exceed ten years from the date of grant and for such number of Class B Shares as the Board, or a committee thereof, determines in its discretion. An option is not immediately exercisable, but rather is exercisable on vesting dates determined by the Board from time to time. The Company’s current practice is to award options for terms of ten years with 20% of the options in a grant vesting on each of the first through fifth anniversaries of the grant date. The Board, or a committee thereof, may grant options at an exercise price not less than the closing price of the Class B Shares on the TSX on the trading day immediately preceding the date on which the options are granted. The maximum number of Class B Shares issuable under the plan may not exceed 62,000,000. As at August 31, 2022, 40,947,143 Class B Shares have been issued under the plan.

The changes in options are as follows:

	2022		2021
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding, beginning of year	7,499,890	25.56	7,358,130	26.36
Granted	—	—	1,423,000	21.82
Forfeited	(76,853)	24.82	(599,260)	26.33
Exercised(1)	(627,751)	26.01	(681,980)	25.84

Outstanding, end of year	6,795,286	25.54	7,499,890	25.56

(1)	The weighted average Class B Share price for the options exercised for the year ended August 31, 2022 was $37.35 (2021 – $33.67).

The following table summarizes information about the options outstanding at August 31, 2022:

	Options outstanding			Options exerciseable
Range of prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$20.16 to $21.86	1,382,000	8.16	21.82	267,600	21.81
$21.87 to $26.17	1,312,159	3.28	24.35	1,266,359	24.33
$26.18 to $26.32	1,393,320	5.16	26.28	1,094,070	26.27
$26.33 to $27.42	1,366,825	4.71	27.04	1,082,425	27.07
$27.43 to $30.87	1,340,982	4.44	28.23	1,237,582	28.26

In connection with the announcement of the Rogers-Shaw Transaction on March 15, 2021, the company suspended option grants. The weighted average estimated fair value at the date of the grant for common share options granted for the year ended August 31, 2022 was therefore $nil (2021 – $1.42) per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions in the prior year:

	2022	2021
Dividend yield	N/A	5.43%
Risk-free interest rate	N/A	0.50%
Expected life of options	N/A	7 years
Expected volatility factor of the future expected market price of Class B Shares	N/A	20.00%

Expected volatility has been estimated based on the historical share price volatility of the Company’s Class B Shares.

Restricted share unit plan and Performance share unit plan

The Company has an RSU/PSU plan which provides that RSUs may be granted to directors, officers and employees of the Company and PSUs may be granted to officers and employees of the Company. Vested RSUs and PSUs will be settled in either cash or Class B Shares as determined by the Human Resources and Compensation Committee at the time of the grant. The cash payout will be based on the market value of a Class B Share at the time of the payout. When cash dividends are paid on Class B Shares, holders are credited with additional RSUs or PSUs, as applicable, equal to the dividend.

For PSUs, the performance criteria is set by the Human Resources and Compensation Committee at the time of the grant, and typically requires the achievement of a minimum level of performance, otherwise the payout is zero, while maximum performance is capped at 150%. On settlement of vested PSUs, the number of Class B Shares issued or delivered, or the amount of cash payment will be multiplied by the applicable performance factor.

During 2022, $11 was recognized as compensation expense (2021 – $22). The carrying value and intrinsic value of combined RSUs and PSUs at August 31, 2022 was $17 and $17, respectively (August 31, 2021 – $30 and $30, respectively).

Deferred share unit plan

The Company has a DSU plan for its Board of Directors whereby directors may elect to receive their annual cash compensation, or a portion thereof, in DSUs and/or RSUs, provided that any director who has not met the applicable share ownership guideline is generally required to elect to receive at least 50% of his or her annual compensation in DSUs and/or RSUs. In addition, the Company may adjust and/or supplement directors’ compensation with periodic grants of DSUs. A DSU is a right that tracks the value of one Class B Share. Holders will be entitled to a cash payout when they cease to be a director. The cash payout will be based on market value of a Class B Share at the time of payout. When cash dividends are paid on Class B Shares, holders are credited with DSUs equal to the dividend. DSUs do not have voting rights as there are no shares underlying the plan.

During 2022, $nil was recognized as compensation expense (2021 – $11). The carrying value and intrinsic value of DSUs at August 31, 2022 was $31 and $28, respectively (August 31, 2021 – $35 and $33, respectively).

Employee share purchase plan

Generally, all Canadian, non-unionized, full time or part time employees of the Company are eligible to enroll in the ESPP. Under the ESPP, eligible employees may contribute to a maximum of 5% of their monthly base compensation. The Company contributes an amount equal to 25% of the employee’s contributions, increasing to 33% once an employee reaches 10 years of continuous service.

During 2022, $6 was recorded as compensation expense (2021 – $5).

19.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	2022	2021
Numerator for basic and diluted earnings per share ($)
Net income	764	986
Deduct: dividends on Preferred Shares	—	(7)

Net income attributable to common shareholders	764	979

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Shares for basic earnings per share	499	504
Effect of dilutive securities(1)	2	1

Weighted average number of Class A Shares and Class B Shares for diluted earnings per share	501	505

Earnings per share ($)
Basic	1.53	1.94
Diluted	1.52	1.94

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the year ended August 31, 2022, nil options were excluded from the diluted earnings per share calculation (2021 – 174,031).

20.	DIVIDENDS

Common share dividends

The holders of Class A Shares and Class B Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, as and when any such dividends are declared or paid. The holders of Class B Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Shares, an additional dividend amount of $0.0025 per share per annum. This additional dividend amount is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Shares, holders of Class A Shares and Class B Shares participate equally, share for share, as to all subsequent dividends declared.

Preferred share dividends

Holders of the Series A Shares were entitled to receive, as and when declared by the Company’s Board of Directors, a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending June 30, 2016. Commencing June 30, 2016, the dividend rate was reset to 2.791% for the five year period ending June 30, 2021. Thereafter, the dividend rate was to be reset every five years at a rate equal to the then current 5-year Government of Canada bond yield plus 2.00%. Holders of Series A Shares had the right, at their option, to convert their shares into Series B Shares, subject to certain conditions, on June 30, 2016 and on June 30 every five years thereafter. As noted in note 17, the Company redeemed all of the Series A Shares on June 30, 2021.

On June 30, 2016, 1,987,607 Series A Shares were converted into an equal number of Series B Shares. The Series B Shares also represented a series of Class 2 preferred shares and holders were entitled to receive cumulative quarterly dividends, as and when declared by the Company’s Board of Directors, at a rate set quarterly equal to the then current three-month Government of Canada Treasury Bill yield plus 2.00%. The floating quarterly dividend rate for the Series B Shares were set as follows:

Period	Annual Dividend Rate
June 30, 2020 to September 29, 2020	2.255%
September 30, 2020 to December 30, 2020	2.149%
December 31, 2020 to March 30, 2021	2.109%
March 31, 2021 to June 29, 2021	2.073%

As noted in note 17, the Company redeemed all of the Series B Shares on June 30, 2021 and accordingly, the final dividends on the Preferred Shares were paid by Shaw on the Redemption Date.

Dividend reinvestment plan

The Company has a DRIP that allows holders of Class A Shares and Class B Shares who are residents of Canada and, effective December 16, 2016, the United States, to automatically reinvest monthly cash dividends to acquire additional Class B Shares. For the two-month period ended October 30, 2019, Class B Shares distributed under the Company’s DRIP were new shares issued from treasury at a 2% discount from the 5 day weighted average market price immediately preceding the applicable dividend payment date.

On October 25, 2019, in accordance with the terms of its DRIP, the Company announced that in lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing Class B Shares on the open market. In addition, the Company reduced its discount from 2% to 0% for the Class B Shares delivered under the DRIP. These changes to the DRIP applied to the dividends payable on November 28, 2019 to shareholders of record on November 15, 2019 and all other dividends payable thereafter.

Dividends declared

The dividends per share recognized as distributions to common shareholders for dividends declared during the year ended August 31, 2022 and 2021 are as follows:

2022		2021
Class A Voting Share	Class B Share	Class A Voting Share	Class B Share
1.2810	1.2838	1.1825	1.1850

The dividends per share recognized as distributions to preferred shareholders for dividends declared during the year ended August 31, 2022 and 2021 are as follows:

2022		2021
Series A Share	Series B Share	Series A Share	Series B Share
—	—	0.5233	0.3957

The Company declared thirteen months of dividends in fiscal 2022, with dividends on common shares declared up to and including December 2022 as at August 31, 2022.

21.	OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for 2022 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	6	(1)	5
Adjustment for hedged items recognized in the period	—	—	—

	6	(1)	5
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:	63	(16)	47

	69	(17)	52

Components of other comprehensive income and the related income tax effects for 2021 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	—	(1)
Adjustment for hedged items recognized in the period	6	(1)	5

	5	(1)	4
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:	48	(12)	36

	53	(13)	40

Accumulated other comprehensive loss is comprised of the following:

	2022 $	2021 $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	(1)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:	(10)	(58)

	(7)	(59)

22.	REVENUE

Contract assets and liabilities

The table below provides a reconciliation of the significant changes to the current and long-term portion of contract assets and liabilities balances during the year.

	Contract Assets	Contract Liabilities
September 1, 2020	172	225
Increase in contract assets from revenue recognized during the period	140	—
Contract assets transferred to trade receivables	(171)	—
Contract terminations transferred to trade receivables	(16)	—
Revenue recognized included in contract liabilities at the beginning of the year	—	(219)
Increase in contract liabilities during the period	—	222

August 31, 2021	125	228
Increase in contract assets from revenue recognized during the period	93	—
Contract assets transferred to trade receivables	(112)	—
Contract terminations transferred to trade receivables	(20)	—
Revenue recognized included in contract liabilities at the beginning of the year	—	(222)
Increase in contract liabilities during the period	—	214

August 31, 2022	86	220

	Contract Assets	Contract Liabilities
Current	97	213
Long-term	28	15

Balance as at August 31, 2021	125	228

Current	63	200
Long-term	23	20

Balance as at August 31, 2022	86	220

Deferred commission cost assets

The table below provides a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the year ended August 31, 2022 and 2021. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

September 1, 2020	98
Additions to deferred commission cost assets	75
Amortization recognized on deferred commission cost assets	(81)

August 31, 2021	92
Additions to deferred commission cost assets	93
Amortization recognized on deferred commission cost assets	(82)

August 31, 2022	103

Current	59
Long-term	33

Balance as at August 31, 2021	92

Current	66
Long-term	37

Balance as at August 31, 2022	103

Commission costs are amortized over a period ranging from 24 to 36 months.

Disaggregation of revenue

	2022 $	2021 $
Services
Wireline – Consumer	3,547	3,665
Wireline – Business	623	584
Wireless	972	891

	5,142	5,140

Equipment and other
Wireless	319	381

	319	381

Intersegment eliminations	(13)	(12)

Total revenue	5,448	5,509

Remaining performance obligations

The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at August 31, 2022:

	Within 1 year	Within 2 years	Within 3 years	Within 4 years	Within 5 years	Thereafter	Total
Wireline	1,763	732	164	84	26	3	2,772
Wireless	308	92	—	—	—	—	400

Total	2,071	824	164	84	26	3	3,172

When estimating minimum transaction prices allocated to the remaining unfilled, or partially unfulfilled, performance obligations, Shaw applied the practical expedient to not disclose information about remaining performance obligations that have original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer. The estimated amounts disclosed are based upon contractual terms and maturities. Revenues recognized based on actual minimum transaction price, and the timing thereof, will differ from these estimates due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

23.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	2022 $	2021 $
Employee salaries and benefits (1)	667	677
Purchases of goods and services	2,247	2,346

	2,914	3,023

(1)	For the year ended August 31, 2022, employee salaries and benefits include restructuring costs of $nil (2021 – $14).

24.	OTHER GAINS (LOSSES)

	2022 $	2021 $
Gain on disposal of fixed assets and intangibles	5	3
Costs associated with Rogers-Shaw Transaction	(26)	(23)
Fair value adjustment of private investments	—	27
Other (1)	(2)	(9)

	(23)	(2)

(1)

Other gains (losses) generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

25.	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s net deferred tax liability consists of the following:

	2022 $	2021 $
Deferred tax assets	2	2
Deferred tax liabilities	(1,962)	(1,998)

Net deferred tax liability	(1,960)	(1,996)

Significant changes recognized to deferred income tax assets (liabilities) are as follows:

	Property, plant and equipment and software assets $	Broadcast rights, licences, customer relationships, trademark and brands $	Partnership income $	Non- capital loss carry- forwards $	Accrued charges $	Capital Loss Carry- Forwards $	Total $
Balance at September 1, 2020	(394)	(1,634)	(11)	106	(34)	—	(1,967)
Recognized in statement of income	(18)	(16)	(62)	56	21	3	(16)
Recognized in other comprehensive income	—	—	—	—	(13)	—	(13)

Balance at August 31, 2021	(412)	(1,650)	(73)	162	(26)	3	(1,996)
Recognized in statement of income	19	(9)	88	(46)	2	—	54
Recognized in other comprehensive income	—	—	—	—	(18)	—	(18)

Balance at August 31, 2022	(393)	(1,659)	15	116	(42)	3	(1,960)

The Company has capital loss carryforwards of approximately $28 for which no deferred income tax asset has been recognized in the accounts. These capital losses can be carried forward indefinitely.

The Company has taxable temporary differences associated with its investment in its subsidiaries. No deferred tax liabilities have been provided with respect to such temporary differences as the Company is able to control the timing of the reversal and such reversal is not probable in the foreseeable future.

The income tax expense differs from the amount computed by applying the statutory rates to income before income taxes for the following reasons:

	2022	2021
Current statutory income tax rate	25.4%	25.5%

Income tax expense at current statutory rates	259	263
Net increase (decrease) in taxes resulting from:
Recognition of previously unrecognized tax losses	—	(81)
Revision to liabilities for uncertain tax positions	—	(125)
Other	(2)	(11)

Income tax expense	257	46

The statutory income tax rate for the Company decreased from 25.5% in 2021 to 25.4% in 2022.

The components of income tax expense are as follows:

	2022 $	2021 $
Current income tax expense	311	155
Current tax recovery from revision to liabilities for uncertain tax positions	—	(125)
Deferred tax expense (recovery) related to temporary differences	(54)	97
Deferred tax recovery from the recognition of previously unrecognized tax losses	—	(81)

Income tax expense	257	46

26.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the Executive Chair & Chief Executive Officer, the President, and the Executive Vice President, Chief Financial & Corporate Development Officer and they review the operating performance of the Company by segments, which are comprised of Wireline and Wireless. The chief operating decision makers utilize adjusted earnings before interest, income taxes, depreciation and amortization (“adjusted EBITDA”) for each segment as a key measure in making operating decisions and assessing performance.

The Wireline segment provides Cable telecommunications services including Video, Internet, WiFi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta through Freedom Mobile and in British Columbia and Alberta through Shaw Mobile.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

	2022 $	2021 $
Revenue
Wireline	4,170	4,249
Wireless	1,291	1,272

	5,461	5,521

Intersegment eliminations	(13)	(12)

	5,448	5,509

Adjusted EBITDA (1)
Wireline	2,049	2,107
Wireless	485	393

	2,534	2,500
Restructuring costs	—	(14)
Amortization	(1,227)	(1,219)

Operating income	1,307	1,267

Interest
Operating	258	228
Other/non-operating	2	3

	260	231

Current taxes (2)
Operating	315	161
Other/non-operating	(4)	(131)

	311	30

(1)

Adjusted EBITDA does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers; the Company defines adjusted EBITDA as revenues less operating, general and administrative expenses.

(2)

Current taxes are higher for the year ended August 31, 2022 due mainly to higher taxable income in the period and the impact of a prior year revision to liabilities for uncertain tax positions that became statute barred in the period of $125.

Capital expenditures

	2022 $	2021 $
Capital expenditures accrual basis
Wireline	938	701
Wireless	135	280

	1,073	981

Equipment costs (net of revenue)
Wireline	14	22

Capital expenditures and equipment costs (net)
Wireline	952	723
Wireless	135	280

	1,087	1,003

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	926	858
Additions to equipment costs (net)	12	21
Additions to other intangibles	158	138

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	1,096	1,017
Increase in working capital and other liabilities related to capital accruals	13	4
Increase (decrease) in other liabilities related to ARO additions	(4)	3
Less: Proceeds on disposal of property, plant and equipment	(18)	(21)

Total capital expenditures and equipment costs (net) reported by segments	1,087	1,003

27.	COMMITMENTS AND CONTINGENCIES

Commitments

The Company has the following future minimum payments for their contractual commitments that are not recognized as liabilities as at August 31, 2022:

	Purchase Obligations (1)	Property, Plant and Equipment
Within one year	578	226
1 to 3 years	288	2
3 to 5 years	120	—
Over 5 years	157	—

	1,143	228

(1)	Includes contractual obligations under service, product, and wireless device contracts, program related agreements and exclusive rights to use intellectual property in Canada.

Contingencies

The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although resolution of such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.

Guarantees

In the normal course of business the Company enters into indemnification agreements and has issued irrevocable standby letters of credit and commercial surety bonds with and to third parties.

Indemnities

Many agreements related to acquisitions and dispositions of business assets include indemnification provisions where the Company may be required to make payment to a vendor or purchaser for breach of contractual terms of the agreement with respect to matters such as litigation, income taxes payable or refundable or other ongoing disputes. The indemnification period usually covers a period of two to four years. Also, in the normal course of business, the Company has provided indemnifications in various commercial agreements, customary for the telecommunications industry, which may require payment by the Company for breach of contractual terms of the agreement. Counterparties to these agreements provide the Company with comparable indemnifications. The indemnification period generally covers, at maximum, the period of the applicable agreement plus the applicable limitations period under law.

The maximum potential amount of future payments that the Company would be required to make under these indemnification agreements is not reasonably quantifiable as certain indemnifications are not subject to limitation. However, the Company enters into indemnification agreements only when an assessment of the business circumstances would indicate that the risk of loss is remote. At August 31, 2022, management believes it is remote that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Irrevocable standby letters of credit and commercial surety bonds

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit and commercial surety bonds, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of August 31, 2022, such instruments amounted to $3. The Company has not recorded any additional liability with respect to these instruments, as the Company does not expect to make any payments in excess of what is recorded on the Company’s consolidated financial statements. The instruments mature at various dates during fiscal 2023 to fiscal 2025.

28.	EMPLOYEE BENEFIT PLANS

Defined contribution pension plans

The Company has defined contribution pension plans for its non-union employees and, for the majority of these employees, contributes 5% of eligible earnings to the maximum amount deductible under the Income Tax Act. Effective January 1, 2019, the Company introduced a voluntary pension contribution matching program whereby, in addition to the 5% of Company contributions, employees who make voluntary contributions will receive a 25% match on contributions up to 5% of their eligible earnings. For union employees, the Company contributes amounts up to 9.8% of earnings to the individuals’ registered retirement savings plans. Total pension costs in respect of these plans were $33 (2021 – $30) of which $26 (2021 – $23) was expensed and the remainder capitalized.

Defined benefit pension plans

The Company has two non-registered retirement plans for designated executives and senior executives. The following is a summary of the accrued benefit assets and liabilities recognized in the consolidated statements of financial position.

	2022	2021
Non-registered plans
Accrued benefit obligation	385	489
Fair value of plan assets	415	468

Accrued benefit (assets) liabilities and deficit	(30)	21

The plans expose the Company to a number of risks, of which the most significant are as follows:

(i) Volatility in market conditions: The accrued benefit obligations are calculated using discount rates with reference to bond yields closely matching the term of the estimated cash flows while many of the assets are invested in other types of assets. If plan assets underperform these yields, this will result in a deficiency. Changing market conditions in conjunction with discount rate volatility will result in volatility of the accrued benefit assets and liabilities. To mitigate some of the investment risk, the Company has established long-term funding targets where the time horizon and risk tolerance are specified.

(ii) Selection of accounting assumptions: The calculation of the accrued benefit obligations involves projecting future cash flows of the plans over a long time frame. This means that assumptions used can have a material impact on the consolidated statements of financial position and comprehensive income because in practice, future experience of the plans may not be in line with the selected assumptions.

Non-registered pension plans

The Company provides a supplemental executive retirement plan (SERP) for certain of its senior executives and retirees. Benefits under this plan are based on the employees’ length of service and their highest three-year average rate of eligible pensionable earnings during their years of service. In 2012, the Company closed the plan to new participants and amended the plan to freeze base salary levels at August 31, 2012 for purposes of determining eligible pensionable earnings. Employees are not required to contribute to this plan.

The Company provides an executive retirement plan (ERP) for certain executives not covered by the SERP. Benefits under this plan are comprised of defined contribution and defined benefit components and are based on the employees’ length of service as well as final average earnings during their years of service. Employees are not required to contribute to this plan.

The table below shows the change in benefit obligation and funding status and the fair value of plan assets.

	SERP $	ERP $	2022 Total $	SERP $	ERP $	2021 Total $
Accrued benefit obligation, beginning of year	447	42	489	477	36	513
Current service cost	—	9	9	—	9	9
Interest cost	14	2	16	13	1	14
Payment of benefits to employees	(20)	(1)	(21)	(20)	(2)	(22)
Transfer from DC plan	—	—	—	—	1	1
Remeasurements:
Effect of changes in demographic assumptions	—	—	—	—	—	—
Effect of changes in financial assumptions	(81)	(10)	(91)	(24)	(3)	(27)
Effect of experience adjustments	(16)	(1)	(17)	1	—	1

Accrued benefit obligation, end of year	344	41	385	447	42	489

Fair value of plan assets, beginning of year	428	40	468	415	30	445
Employer contributions	—	—	—	—	10	10
Interest income	13	1	14	11	—	11
Transfer from DC plan	—	—	—	—	1	1
Payment of benefits	(20)	(1)	(21)	(20)	(2)	(22)
Return on plan assets, excluding interest income	(43)	(3)	(46)	22	1	23

Fair value of plan assets, end of year	378	37	415	428	40	468

Accrued benefit (assets) liabilities and plan deficit, end of year	(34)	4	(30)	19	2	21

The weighted average duration of the defined benefit obligation of the SERP and ERP at August 31, 2022 is 11.3 years and 12.2 years, respectively.

The underlying plan assets of the SERP and ERP at August 31, 2022 are invested in the following:

	SERP	ERP
Cash and cash equivalents	207	22
Fixed income securities	62	5
Equity securities – Canadian	39	4
Equity securities – Foreign	70	6

	378	37

All fixed income and equity securities have a quoted price in active market.

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for the plans.

Accrued benefit obligation	2022 SERP %		2022 ERP %	2021 SERP %		2021 ERP %
Discount rate	5.00		5.00	3.10		3.10
Rate of compensation increase	3.00	(1)	3.00	3.00	(1)	3.00

Benefit cost for the year	2022 SERP %		2022 ERP %	2021 SERP %		2021 ERP %
Discount rate	3.10		3.10	2.70		2.70
Rate of compensation increase	3.00	(1)	3.00	3.00	(1)	3.00

(1)	Applies only to incentive compensation component of eligible pensionable earnings.

The calculation of the accrued benefit obligation is sensitive to the assumptions above. A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2022 by $44. A one percentage point increase in the rate of compensation increase would have increased the accrued benefit obligation by $1.

When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the present value of the defined benefit obligation has been calculated using the projected benefit method which is the same method that is applied in calculating the defined benefit liability recognized in the consolidated statements of financial position. The sensitivity analysis presented above may not be representative of the actual change in the accrued benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some assumptions may be correlated.

The net pension benefit plan expense, which is included in employee salaries and benefits expense, is comprised of the following components:

	SERP	ERP	2022 Total	SERP	ERP	2021 Total
Current service cost	—	9	9	—	9	9
Interest cost	14	2	16	13	1	14
Interest income	(13)	(1)	(14)	(11)	—	(11)

Pension expense	1	10	11	2	10	12

Other benefit plans

The Company has post-employment benefits plans that provide post-retirement health and life insurance coverage to certain executive level retirees and are funded on a pay-as-you-go basis. The table below shows the change in the accrued post-retirement obligation which is recognized in the consolidated statements of financial position.

	2022	2021
Accrued benefit obligation and plan deficit, beginning of year	5	4
Current service cost	—	—
Interest cost	—	—
Payment of benefits to employees	—	—
Remeasurements:	—
Effect of changes in demographic assumptions	—	1
Effect of changes in financial assumptions	(1)	(1)
Effect of experience adjustments	—	1

Accrued benefit obligation and plan deficit, end of year	4	5

The weighted average duration of the benefit obligation at August 31, 2022 is 13.8 years.

The post-retirement benefit plan expense, which is included in employee salaries and benefits expense, is $nil (2021 – $nil) and is comprised of current service and interest cost.

The discount rates used to measure the post-retirement benefit cost for the year and the accrued benefit obligation as at August 31, 2022 were 5.00% and 3.10%, respectively (2021 – 3.10% and 2.70%, respectively). A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2022 by $1.

Employer contributions

The Company’s estimated contributions to the defined benefit plans in fiscal 2023 is $nil.

29.	RELATED PARTY TRANSACTIONS

Controlling shareholder

Voting control of the Company is held by Shaw Family Living Trust (SFLT) and its subsidiaries. As at August 31, 2022, SFLT and its subsidiaries held, directly or indirectly, or exercised control or direction over 17,662,400 Class A Shares, representing approximately 79% of the issued and outstanding Class A Shares, for the benefit of the descendants of the late JR Shaw and Carol Shaw. The sole trustee of SFLT is a private company controlled by a board consisting of seven directors, including as at August 31, 2022, Bradley S. Shaw, four other members of his family, and two independent directors.

The Class A Shares are the only shares entitled to vote in all circumstances. Accordingly, SFLT and its subsidiaries are able to elect a majority of the Board of Directors of the Company and to control the vote on matters submitted to a vote of the Company’s Class A Shares.

Significant investments in subsidiaries

The following are the significant subsidiaries of the Company, all of which are incorporated or partnerships in Canada.

	Ownership Interest
	August 31, 2022	August 31, 2021
Shaw Cablesystems Limited	100%	100%
Shaw Cablesystems G.P.	100%	100%
Shaw Envision Inc.	100%	100%
Shaw Telecom Inc.	100%	100%
Shaw Telecom G.P.	100%	100%
Shaw Satellite Services Inc.	100%	100%
Star Choice Television Network Incorporated	100%	100%
Shaw Satellite G.P.	100%	100%
Freedom Mobile Inc.	100%	100%

Key management personnel and Board of Directors

Key management personnel consist of the most senior executive team and along with the Board of Directors, and have the authority and responsibility for planning, directing and controlling the activities of the Company.

Compensation

The compensation expense of key management personnel and Board of Directors is as follows:

	2022 $	2021 $
Short-term employee benefits	18	20
Post-employment pension benefits	4	7
Share-based compensation	8	22

	30	49

Transactions

The Company paid $1 (2021 – $2) for collection, installation, and maintenance services to a company controlled by a Director of the Company.

During the year, the Company paid $10 (2021 – $4) for remote control units to a supplier where Directors of the Company hold positions on the supplier’s board of directors.

At August 31, 2022, the Company had $1 owing in respect of these transactions (2021 – $nil).

During the year, network fees of $23 (2021 – $24) were paid to a programmer where a Director of the Company holds a position on the programmer’s board of directors.

At August 31, 2022, the Company had $4 owing in respect of these transactions (2021 – $4).

Other related parties

The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Corus

The Company and Corus are subject to common voting control. During the year, network fees of $111 (2021 – $116), advertising fees of $5 (2021 – $5), and administrative fees of $1 (2021 – $1) were paid to various Corus subsidiaries and entities subject to significant influence. In addition, the Company provided administrative, advertising and other services for $1 (2021 – $1), uplink of television signals for $4 (2021 – $4), and Internet services and lease of circuits for $5 (2021 – $5). At August 31, 2022, the Company had a net of $19 owing in respect of these transactions (2021 – $20).

As part of a regulatory requirement where Shaw pays Corus in lieu of either providing the news coverage directly or contributing into a fund managed by the CRTC, Shaw paid $12 (2021 – $12) as part of the Local News Community Investment program.

The Company provided Corus with advertising spots in return for radio and television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

Burrard Landing Lot 2 Holdings Partnership

During the year, the Company paid $9 (2021 – $10) to the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland operations. At August 31, 2022, the Company had a remaining lease liability of $48 (2021 – $57) in respect of the office space lease which is included in the amounts disclosed in Note 14.

30.	FINANCIAL INSTRUMENTS

Fair values

The fair value of financial instruments has been determined as follows:

(i) Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii) Investments and other assets and Other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at estimated fair value based on information available with respect to investees’ operational and financing activities. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii) Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market rates. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv) Derivative financial instruments

The fair value of US currency forward purchase contracts is determined using an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying value and estimated fair value of long-term debt are as follows:

	August 31, 2022		August 31, 2021
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Liabilities
Long-term debt (including current portion) (1)	4,553	4,470	4,550	5,263

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

Risk management

The Company is exposed to various market risks including currency risk and interest rate risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Company has designed and implemented various risk management strategies, discussed further below, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.

Market risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate as a result of changes in market prices, including foreign exchange and interest rates, the Company’s share price and market price of publicly traded investments.

Currency risk

Certain of the Company’s capital expenditures and operating costs are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures and operating costs, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to 2022, the Company entered into forward contracts to purchase US $132 over a period of 12 months commencing in September 2021 at an average exchange rate of 1.2666 Cdn. At August 31, 2022 the Company had forward contracts to purchase US $132 over a period of 12 months commencing September 2022 at an average exchange rate of 1.2756 Cdn in respect of US dollar commitments.

Interest rate risk

Due to the capital-intensive nature of its operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are an unsecured bank credit facility and various Canadian senior notes with varying maturities issued in the public markets as more fully described in Note 13. The Company also has an accounts receivable securitization program as described in Note 10.

Interest on the Company’s unsecured bank credit facility and accounts receivable securitization program are based on floating rates, while the senior notes are fixed-rate obligations. When drawn, the Company utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. As at August 31, 2022, 100% of the Company’s consolidated long-term debt was fixed with respect to interest rates.

Sensitivity analysis

The sensitivity to currency risk has been determined based on a hypothetical change in Canadian dollar to US dollar foreign exchange rates of 10%. Foreign exchange forward contracts would be impacted by this hypothetical change resulting in a change to other comprehensive income by $13 net of tax (2021 – $12). A portion of the Company’s accounts receivables and accounts payable and accrued liabilities is denominated in US dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.

Interest on the Company’s unsecured bank credit facility and accounts receivable securitization program are based on floating rates. As at August 31, 2022 there is no significant market risk arising from interest rate fluctuations within a reasonably contemplated range from their actual amounts.

At August 31, 2022, a one dollar change in the Company’s Class B Shares would have had an impact on net income of $1 (August 31, 2021 – $2) in respect of the Company’s DSU, RSU, and PSU plans.

Credit risk

Accounts receivable in respect of the Consumer, Business and Wireless divisions are not subject to any significant concentrations of credit risk due to the Company’s large and diverse customer base. As at August 31, 2022, the Company had accounts receivable of $332 (August 31, 2021 – $301), net of the allowance for doubtful accounts of $67 (August 31, 2021 – $78). The Company maintains an allowance for doubtful accounts for the expected credit losses resulting from the inability of its customers to make required payments.

	2022 $	2021 $
Balance, beginning of period	78	74
Additions (doubtful accounts expense)	28	25
Net usage	(39)	(21)

Balance, end of period	67	78

In determining the allowance, the Company considers factors such as the number of days the customer account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. As at August 31, 2022, $87 (August 31, 2021 – $124) of accounts receivable is considered to be past due, defined as amounts outstanding past normal credit terms and conditions. Uncollectible accounts receivable are charged against the allowance account based on the age of the account and payment history. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The Company mitigates credit risk of subscriber receivables through advance billing and procedures to downgrade or suspend services on accounts that have exceeded agreed credit terms and routinely assesses the financial strength of its business customers through periodic review of payment practices.

Credit risks associated with US currency contracts arise from the inability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. In order to minimize the risk of counterparty default under its swap agreements, the Company assesses the creditworthiness of its swap counterparties.

Liquidity risk

Liquidity risk is the risk that the Company will experience difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of its long-term debt.

The Company’s undiscounted contractual maturities as at August 31, 2022 are as follows:

	Short-term borrowings	Accounts payable and accrued liabilities(1)	Long-term debt repayable at maturity	Leases (note 14)	Interest payments
Within one year	200	959	1	152	218
1 to 3 years	—	—	1,046	288	365
3 to 5 years	—	—	300	231	344
Over 5 years	—	—	3,250	767	1,588

	200	959	4,597	1,438	2,515

(1)	Includes accrued interest and dividends of $260.

31.	CONSOLIDATED STATEMENTS OF CASH FLOWS

(i) Funds flow from operations

	2022 $	2021 $
Net income from operations	764	986
Adjustments to reconcile net income to funds flow from operations:
Amortization	1,230	1,221
Deferred income tax expense (recovery)	(54)	16
Share-based compensation	1	1
Defined benefit pension plans	11	2
Fair value adjustments for private investments	—	(27)
Net change in contract asset balances	40	47
Loss (gain) on disposal of fixed assets and intangibles	(5)	(3)
Accretion on ARO	1	1
Other	4	5

Funds flow from operations	1,992	2,249

(ii) Interest and income taxes paid and interest received and classified as operating activities are as follows:

	2022 $	2021 $
Interest paid	261	265
Income taxes paid (net of refunds)	259	174
Interest received	4	4

Included in interest paid is interest on lease liabilities of $41 for the year ended August 31, 2022 (2021 – $45).

32.	CAPITAL STRUCTURE MANAGEMENT

The Company’s objectives when managing capital are:

(i) to maintain a capital structure which optimizes the cost of capital, provides flexibility and diversity of funding sources and timing of debt maturities, and adequate anticipated liquidity for organic growth and strategic acquisitions;

(ii) to maintain compliance with debt covenants; and

(iii) to manage a strong and efficient capital base to maintain investor, creditor and market confidence.

The Company defines capital as comprising all components of shareholders’ equity (other than non-controlling interests and amounts in accumulated other comprehensive income/loss), long-term debt (including the current portion thereof), lease liabilities (including the current portion thereof), short-term borrowings and bank indebtedness less cash.

	2022 $	2021 $
Cash	(421)	(355)
Short-term borrowings	200	200
Long-term debt repayable at maturity	4,597	4,597
Lease liabilities	1,130	1,245
Share capital	4,217	4,199
Contributed surplus	27	27
Retained earnings	2,000	1,876

	11,750	11,789

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. The Company may also from time to time change or adjust its objectives when managing capital in light of the Company’s business circumstances, strategic opportunities, or the relative importance of competing objectives as determined by the Company. There is no assurance that the Company will be able to meet or maintain its currently stated objectives. Further, the terms of the Arrangement Agreement require the Company to obtain Rogers’ consent prior to incurring certain types of indebtedness.

The Company’s credit facilities are subject to covenants which include maintaining minimum or maximum financial ratios, including total debt to operating cash flow/adjusted earnings before interest, taxes, depreciation and amortization, and operating cash flow to fixed charges. At August 31, 2022, the Company was in compliance with these covenants and based on current business plans and economic conditions, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants.

Other than the redemption of the Company’s preferred shares as discussed in note 17, the Company’s overall capital structure management strategy remains unchanged from the prior year.

Unaudited Condensed Consolidated Financial Statements of Shaw Communications Inc. as at February 28, 2023 and for the three and six months ended February 28, 2023 and February 28, 2022

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)	February 28, 2023	August 31, 2022
ASSETS
Current
Cash and cash equivalents	280	421
Accounts receivable	356	332
Income taxes recoverable	89	35
Inventories	112	92
Other current assets [note 4]	371	360
Current portion of contract assets [note 14]	60	63

	1,268	1,303
Investments and other assets [notes 5 and 19]	68	71
Property, plant and equipment	5,823	5,883
Other long-term assets	251	208
Deferred income tax assets	3	2
Intangibles [note 7]	7,907	7,998
Goodwill	280	280
Contract assets [note 14]	23	23

	15,623	15,768

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings [note 9]	200	200
Accounts payable and accrued liabilities	719	959
Provisions [note 10]	56	45
Current portion of contract liabilities [note 14]	196	200
Current portion of long-term debt [notes 11 and 19]	1,000	1
Current portion of lease liabilities [note 8]	112	113

	2,283	1,518
Long-term debt [notes 11 and 19]	3,554	4,552
Lease liabilities [note 8]	961	1,017
Other long-term liabilities	11	8
Provisions [note 10]	83	81
Deferred credits	367	373
Contract liabilities [note 14]	24	20
Deferred income tax liabilities	1,956	1,962

	9,239	9,531
Shareholders’ equity [notes 12 and 17]
Common and preferred shareholders	6,384	6,237

	15,623	15,768

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2023	2022	2023	2022
Revenue [notes 3 and 14]	1,340	1,359	2,709	2,745
Operating, general and administrative expenses [note 15]	(720)	(727)	(1,471)	(1,480)
Amortization:
Deferred equipment revenue	1	3	3	5
Deferred equipment costs	(2)	(9)	(8)	(19)
Property, plant and equipment, intangibles and other	(317)	(299)	(624)	(591)

Operating income	302	327	609	660
Amortization of financing costs – long-term debt	1	—	—	(1)
Interest expense [note 11]	(64)	(65)	(127)	(130)
Impairment of assets [note 7]	(90)	—	(90)	—
Other gains (losses) [note 16]	(10)	(5)	(26)	(9)

Income before income taxes	139	257	366	520
Current income tax expense [note 3]	46	83	97	173
Deferred income tax (recovery) expense	(14)	(22)	(7)	(45)

Net income	107	196	276	392

Net income attributable to:
Equity shareholders	107	196	276	392
Earnings per share: [note 13]
Basic	0.21	0.39	0.55	0.79
Diluted	0.21	0.39	0.55	0.78

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2023	2022	2023	2022
Net income	107	196	276	392
Other comprehensive income [note 17]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	1	(1)	3	1
Adjustment for hedged items recognized in the period	—	—	(1)	1

	1	(1)	2	2
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans	1	19	3	31

	2	18	5	33

Comprehensive income	109	214	281	425

Comprehensive income attributable to:
Equity shareholders	109	214	281	425

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Six months ended February 28, 2023
	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity
Balance as at September 1, 2022	4,217	27	2,000	(7)	6,237
Net income	—	—	276	—	276
Other comprehensive income	—	—	—	5	5

Comprehensive income	—	—	276	5	281
Dividends	—	—	(149)	—	(149)
Shares issued under stock option plan	16	(1)	—	—	15

Balance as at February 28, 2023	4,233	26	2,127	(2)	6,384

Six months ended February 28, 2022
	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity
Balance as at September 1, 2021	4,199	27	1,876	(59)	6,043
Net income	—	—	392	—	392
Other comprehensive income	—	—	—	33	33

Comprehensive income	—	—	392	33	425
Dividends	—	—	(296)	—	(296)
Shares issued under stock option plan	7	(1)	—	—	6
Share-based compensation	—	1	—	—	1

Balance as at February 28, 2022	4,206	27	1,972	(26)	6,179

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2023	2022	2023	2022
OPERATING ACTIVITIES
Funds flow from operations [note 18]	502	496	989	987
Net change in non-cash balances	(21)	(9)	(168)	(138)

	481	487	821	849

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(278)	(208)	(544)	(415)
Additions to equipment costs (net) [note 3]	(5)	(4)	(10)	(8)
Additions to other intangibles [note 3]	(42)	(46)	(73)	(86)
Net additions to investments and other assets	1	(1)	1	(1)
Proceeds on disposal of property, plant and equipment	2	3	5	4

	(322)	(256)	(621)	(506)

FINANCING ACTIVITIES
Repayment of long-term debt [notes 11 and 19]	(1)	—	(1)	—
Payment of lease liabilities [note 8]	(28)	(28)	(59)	(58)
Issue of Class B Shares [note 12]	11	4	15	7
Dividends paid on Class A Shares and Class B Shares	(148)	(148)	(296)	(296)

	(166)	(172)	(341)	(347)

Increase (decrease) in cash	(7)	59	(141)	(4)
Cash, beginning of the period	287	292	421	355

Cash, end of the period	280	351	280	351

See accompanying notes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2023 and February 28, 2022

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (“Shaw” or the “Company”) was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. Subsequent to period end, on April 3, 2023, Rogers Communications Inc. (“Rogers”) acquired all of the issued and outstanding Shaw Shares (as defined below) and on that same day, Shaw was amalgamated with Rogers, with Rogers being the surviving entity and reporting issuer. The Shaw Shares were delisted and Shaw ceased to be a reporting issuer on April 3, 2023. Rogers assumed all of Shaw’s obligations under the indenture governing Shaw’s outstanding senior notes with a total principal amount of $4.55 billion as at April 3, 2023. In connection with the Rogers-Shaw Transaction (as defined below), Rogers Communications Canada Inc. (“RCCI”) provided a guarantee for Shaw’s payment obligations under those senior notes.

Shaw’s core operating business provided: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”).

Rogers-Shaw Transaction

On March 15, 2021, the Company announced that it had entered into an arrangement agreement with Rogers, under which Rogers would acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”), (collectively, “Shaw Shares”), in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of assumed Shaw debt (the “Rogers-Shaw Transaction”).

Holders of Shaw Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively the “Shaw Family Shareholders”)) received $40.50 per share in cash. The Shaw Family Shareholders received 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash.

The Rogers-Shaw Transaction was implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of King’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of King’s Bench of Alberta issued a final order approving the plan of arrangement.

On April 3, 2023, immediately prior to the closing of the Rogers-Shaw Transaction, Shaw completed the sale of all of the outstanding shares of Freedom Mobile Inc. (“Freedom”), a subsidiary of Shaw, to Videotron Ltd. (“Videotron”), a subsidiary of Quebecor Inc. (“Quebecor”) (the “Freedom Transaction”). The Freedom Transaction was affected pursuant to an agreement entered into on August 12, 2022 among Rogers, Shaw, Quebecor, and Videotron, which provided for the sale of all Freedom-branded wireless and Internet customers and all of Freedom’s infrastructure, spectrum licences, and retail locations. The purchase price payable by Quebecor to Shaw under this agreement was $2.85 billion as adjusted pursuant to the terms of the divestiture agreement. The Freedom Transaction also included long-term agreements pursuant to which Rogers will provide Quebecor with transport services (including backhaul and backbone) and roaming services. Rogers and Quebecor will also provide each other with customary transition services as are necessary to operate Freedom’s business for a reasonable period of time post-closing and to facilitate the separation of Freedom’s business from the other businesses and operations of Shaw and its affiliates. Pursuant to the divestiture agreement, the Shaw Mobile-branded wireless subscribers were not transferred to Videotron and remained with Shaw.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2023 and February 28, 2022

[all amounts in millions of Canadian dollars, except share and per share amounts]

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) and in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The condensed interim consolidated financial statements of the Company for the three and six months ended February 28, 2023 were authorized for issue by Rogers management on April 27, 2023.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2022 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2022.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2023 and February 28, 2022

[all amounts in millions of Canadian dollars, except share and per share amounts]

3.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers for the periods covered by these interim financial statements were the Executive Chair & Chief Executive Officer, the President, and the Executive Vice President, Chief Financial & Corporate Development Officer of Shaw and they reviewed the operating performance of the Company by segments, which were comprised of Wireline and Wireless. These chief operating decision makers historically utilized adjusted earnings before interest, income taxes, depreciation and amortization (“adjusted EBITDA”) for each segment as a key measure in making operating decisions and assessing performance.

The Wireline segment provides Cable telecommunications services including Video, Internet, WiFi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta through Freedom Mobile and in British Columbia and Alberta through Shaw Mobile.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Revenue
Wireline	1,018	1,040	2,045	2,097
Wireless	326	323	671	655

	1,344	1,363	2,716	2,752
Intersegment eliminations	(4)	(4)	(7)	(7)

	1,340	1,359	2,709	2,745

Adjusted EBITDA(1)
Wireline	494	509	990	1,033
Wireless	126	123	248	232

	620	632	1,238	1,265
Amortization	(318)	(305)	(629)	(605)

Operating income	302	327	609	660

Current taxes
Operating	50	84	106	174
Other/non-operating	(4)	(1)	(9)	(1)

	46	83	97	173

(1)

Adjusted EBITDA does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers; the Company defines adjusted EBITDA as revenues less operating, general and administrative expenses.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2023 and February 28, 2022

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Capital expenditures accrual basis
Wireline	228	214	497	400
Wireless	31	30	60	69

	259	244	557	469

Equipment costs (net of revenue)
Wireline	5	5	10	9

Capital expenditures and equipment costs (net)
Wireline	233	219	507	409
Wireless	31	30	60	69

	264	249	567	478

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	278	208	544	415
Additions to equipment costs (net)	5	4	10	8
Additions to other intangibles	42	46	73	86

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	325	258	627	509
Increase/(decrease) in working capital and other liabilities related to capital expenditures	(59)	(6)	(55)	(27)
Increase/(decrease) in working capital and other liabilities related to ARO	—	—	—	—
Less: Proceeds on disposal of property, plant and equipment	(2)	(3)	(5)	(4)

Total capital expenditures and equipment costs (net) reported by segments	264	249	567	478

4.	OTHER CURRENT ASSETS

	February 28, 2023	August 31, 2022
Prepaid expenses	117	113
Costs incurred to obtain or fulfill a contract with a customer(1)	68	66
Wireless handset receivables(2)	177	176
Current portion of derivatives	9	5

	371	360

(1)	Costs incurred to obtain or fulfill a contract with a customer are capitalized and subsequently amortized as an expense over the average life of a customer.
(2)

As described in the revenue and expenses accounting policy detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2022, these amounts relate to the current portion of wireless handset receivables.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2023 and February 28, 2022

[all amounts in millions of Canadian dollars, except share and per share amounts]

5.	INVESTMENTS AND OTHER ASSETS

	February 28, 2023	August 31, 2022
Investments in private entities	68	71

6.	OTHER LONG-TERM ASSETS

	February 28, 2023	August 31, 2022
Equipment costs subject to a deferred revenue arrangement	34	28
Long-term Wireless handset receivables	106	76
Costs incurred to obtain or fulfill a contract with a customer	36	37
Credit facility arrangement fees	2	2
Net pension assets	39	34
Derivative assets	3	—
Other	31	31

	251	208

7.	INTANGIBLES AND GOODWILL

Impairment testing of indefinite-life intangibles and goodwill

The Company performs its annual impairment test on goodwill and indefinite-life intangibles as at August 31 each year. As at February 28, 2023, there were no significant changes to the assets and liabilities making up the CGUs since the last test performed as at August 31, 2022 and any changes in economic conditions for the Cable and Wireless CGUs do not represent events or changes in circumstance that would be indicative of impairment at February 28, 2023.

With respect to the Satellite CGU, on August 5, 2022, Telesat announced that Anik F2 was experiencing technical anomalies that could result in declining functionality beginning at the end of 2022. These developments will affect Shaw customers differently depending on the size of the satellite dishes they use and their geographic location. Since August of 2022, Shaw has been actively mitigating the potential impact by accelerating capital and customer hardware upgrades to ensure continuity of service to both Shaw Direct customers and customers of Shaw Broadcast Services. In February 2023, Telesat cautioned Shaw management that the technical anomalies could result in service degradation sooner than previously expected. As a result, Shaw updated its mitigation plans in February and March of 2023 which now include further acceleration of hardware upgrades. Previous estimates of the associated costs and revenue impact have also been updated. As a result of these developments in the second quarter of fiscal 2023, Shaw tested its Satellite CGU for impairment as at February 28, 2023 and recorded a pre-tax impairment of $90 million, including $77 million allocated to indefinite-life intangible assets for broadcast licenses and $13 million allocated to right-of-use assets related to the transponder leases.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2023 and February 28, 2022

[all amounts in millions of Canadian dollars, except share and per share amounts]

Significant estimates inherent to this analysis include the discount rate and the terminal value. As at February 28, 2023 for Satellite, the estimates that have been utilized in the impairment test reflect any changes in market conditions and are as follows:

		Terminal value
	Post-tax discount rate	Terminal growth rate	Terminal adjusted EBITDA multiple
Satellite	8.0%	-8.3%	6.1x

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment test performed for satellite in the quarter, the estimated decline in recoverable amount for the sensitivity of significant estimates was as follows:

	Estimated decline in recoverable amount
		Terminal value
	1% increase in discount rate	1% decrease in terminal growth rate	0.5 times decrease in terminal adjusted EBITDA multiple
Satellite	5.7%	4.0%	4.5%

8.	LEASE LIABILITIES

Below is a summary of the activity related to the Company’s lease liabilities.

August 31, 2022	1,130
Net additions	2
Interest on lease liabilities	(20)
Interest payments on lease liabilities	20
Principal payments of lease liabilities	(59)

Balance as at February 28, 2023	1,073

Current	113
Long-term	1,017

Balance as at August 31, 2022	1,130

Current	112
Long-term	961

Balance as at February 28, 2023	1,073

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2023 and February 28, 2022

[all amounts in millions of Canadian dollars, except share and per share amounts]

9.	SHORT-TERM BORROWINGS

A summary of our accounts receivable securitization program is as follows:

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Accounts receivable securitization program, beginning of period	200	200	200	200

Accounts receivable securitization program, end of period	200	200	200	200

	February 28, 2023	August 31, 2022
Trade accounts receivable sold to buyer as security	328	321
Short-term borrowings from buyer	(200)	(200)

Over-collateralization	128	121

Subsequent to quarter-end, following the amalgamation of the Company with Rogers on April 3, 2023 as described in note 1, on April 5, 2023, Rogers terminated Shaw’s accounts receivable securitization program and the $200 was repaid.

10.	PROVISIONS

	Asset
	retirement
	obligations	Restructuring	Other	Total
	$	$	$	$
Balance as at August 31, 2022	81	1	44	126
Additions	—	—	13	13
Accretion	2	—		2
Payments	—	(1)	(1)	(2)

Balance as at February 28, 2023	83	—	56	139

Current	—	1	44	45
Long-term	81	—	—	81

Balance as at August 31, 2022	81	1	44	126

Current	—	—	56	56
Long-term	83	—	—	83

Balance as at February 28, 2023	83	—	56	139

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2023 and February 28, 2022

[all amounts in millions of Canadian dollars, except share and per share amounts]

11.	LONG-TERM DEBT

	February 28, 2023				August 31, 2022
	Effective interest rates	Long-term debt at amortized cost(1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity	Long-term debt at amortized cost(1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity
	%	$	$	$	$	$	$
Corporate
Cdn fixed rate senior notes-
3.80% due November 2, 2023	3.80	500	—	500	499	1	500
4.35% due January 31, 2024	4.35	500	—	500	500	—	500
3.80% due March 1, 2027	3.84	299	1	300	299	1	300
4.40% due November 2, 2028	4.40	497	3	500	497	3	500
3.30% due December 10, 2029	3.41	496	4	500	496	4	500
2.90% due December 9, 2030	2.92	497	3	500	497	3	500
6.75% due November 9, 2039	6.89	1,423	27	1,450	1,422	28	1,450
4.25% due December 9, 2049	4.33	296	4	300	296	4	300

		4,508	42	4,550	4,506	44	4,550
Other
Burrard Landing Lot 2 Holdings Partnership	Various	46	—	46	47	—	47

Total consolidated debt		4,554	42	4,596	4,553	44	4,597
Less current portion(2)		1,000	—	1,000	1	—	1

		3,554	42	3,596	4,552	44	4,596

(1)	Long-term debt is presented net of unamortized discounts and finance costs.
(2)	Current portion of long-term debt includes amounts due within one year in respect of the senior notes due November 2, 2023, the senior notes due January 31, 2024, and the Burrard Landing loans.

Interest Expense

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Interest expense – long-term debt	56	55	111	110
Interest income – short-term (net)	(4)	—	(8)	(1)
Interest on lease liabilities (note 8)	10	10	20	21
Interest expense – other	2	—	4	—

	64	65	127	130

Subsequent to the end of the quarter, on the close of the Rogers-Shaw Transaction, Rogers assumed all of Shaw’s obligations under the indenture governing Shaw’s outstanding senior notes with a total principal amount of $4.55 billion as at April 3, 2023. In connection with the Rogers-Shaw Transaction, RCCI provided a guarantee for Shaw’s payment obligations under these senior notes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2023 and February 28, 2022

[all amounts in millions of Canadian dollars, except share and per share amounts]

12.	SHARE CAPITAL

Changes in share capital during the six months ended February 28, 2023 are as follows:

	Class A Shares		Class B Shares
	Number	$	Number	$
August 31, 2022	22,372,064	2	477,175,098	4,215
Issued upon stock option plan exercises	—	—	576,411	16
Issued upon restricted share unit exercises	—	—	8,174	—

February 28, 2023	22,372,064	2	477,759,683	4,231

Dividend Reinvestment Plan

The Company suspended its dividend reinvestment plan (“DRIP”) effective February 13, 2023. Any dividends paid by the Company after this date were received by former DRIP participants in cash (together with all other Shaw shareholders).

13.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Numerator for basic and diluted earnings per share ($)
Net income	107	196	276	392

Net income attributable to common shareholders	107	196	276	392

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Shares for basic earnings per share	500	499	500	499
Effect of dilutive securities (1)	2	2	2	2

Weighted average number of Class A Shares and Class B Shares for diluted earnings per share	502	501	502	501

Earnings per share ($)
Basic	0.21	0.39	0.55	0.79
Diluted	0.21	0.39	0.55	0.78

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and six months ended February 28, 2023, nil (February 28, 2022 – nil) and nil (February 28, 2022 – nil) options were excluded from the diluted earnings per share calculation, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2023 and February 28, 2022

[all amounts in millions of Canadian dollars, except share and per share amounts]

14.	REVENUE

Contract assets and liabilities

The table below provides a reconciliation of the significant changes to the current and long-term portion of contract assets and liabilities balances during the year.

	Contract	Contract
	Assets	Liabilities
Balance as at August 31, 2022	86	220
Increase in contract assets from revenue recognized during the year	55	—
Contract assets transferred to trade receivables	(49)	—
Contract terminations transferred to trade receivables	(9)	—
Revenue recognized included in contract liabilities at the beginning of the year	—	(206)
Increase in contract liabilities during the year	—	206

Balance as at February 28, 2023	83	220

	Contract	Contract
	Assets	Liabilities
Current	63	200
Long-term	23	20

Balance as at August 31, 2022	86	220

Current	60	196
Long-term	23	24

Balance as at February 28, 2023	83	220

Deferred commission cost assets

The table below provides a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the six months ended February 28, 2023. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

August 31, 2022	103
Additions to deferred commission cost assets	42
Amortization recognized on deferred commission cost assets	(42)

Balance as at February 28, 2023	103

Current	66
Long-term	37

Balance as at August 31, 2022	103

Current	68
Long-term	35

Balance as at February 28, 2023	103

Commission costs are amortized over a period ranging from 24 to 36 months.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2023 and February 28, 2022

[all amounts in millions of Canadian dollars, except share and per share amounts]

Disaggregation of revenue

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Services
Wireline - Consumer	858	887	1,725	1,783
Wireline - Business	160	153	320	314
Wireless	246	238	499	477

	1,264	1,278	2,544	2,574

Equipment and other
Wireless	80	85	172	178

	80	85	172	178

Intersegment eliminations	(4)	(4)	(7)	(7)

Total revenue	1,340	1,359	2,709	2,745

Remaining performance obligations

The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at February 28, 2023.

	Within	Within	Within	Within	Within
	1 year	2 years	3 years	4 years	5 years	Thereafter	Total
Wireline	1,703	713	168	86	29	3	2,702
Wireless	313	110	—	—	—	—	423

Total	2,016	823	168	86	29	3	3,125

When estimating minimum transaction prices allocated to the remaining unfilled, or partially unfulfilled, performance obligations, Shaw applied the practical expedient to not disclose information about remaining performance obligations that have original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer. The estimated amounts disclosed are based upon contractual terms and maturities. Revenues recognized based on actual minimum transaction price, and the timing thereof, will differ from these estimates due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

15.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Employee salaries and benefits	163	170	328	334
Purchase of goods and services	557	557	1,143	1,146

	720	727	1,471	1,480

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2023 and February 28, 2022

[all amounts in millions of Canadian dollars, except share and per share amounts]

16.	OTHER GAINS (LOSSES)

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Gain on disposal of fixed assets	2	2	4	2
Transaction costs (1)	(12)	(3)	(32)	(5)
Other (2)	—	(4)	2	(6)

	(10)	(5)	(26)	(9)

(1)

The Company has incurred a number of transaction-related advisory, legal, financial, and other professional fees in connection with the Rogers-Shaw Transaction. As these costs do not relate to ongoing operations, they have been classified as non-operating expenses. Please refer to Note 1 for further details on the Transaction.

(2)

Other gains (losses) generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, unrealized changes in the forward element of virtual power purchase agreements, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

17.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the three months ended February 28, 2023 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	(2)	1
Adjustment for hedged items recognized in the period	(1)	1	—

	2	(1)	1
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	1	—	1

	3	(1)	2

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2023 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	5	(2)	3
Adjustment for hedged items recognized in the period	(2)	1	(1)

	3	(1)	2
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	4	(1)	3

	7	(2)	5

Components of other comprehensive income and the related income tax effects for the three months ended February 28, 2022 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(2)	1	(1)
Adjustment for hedged items recognized in the period	—	—

	(2)	1	(1)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	26	(7)	19

	24	(6)	18

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2023 and February 28, 2022

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2022 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1
Adjustment for hedged items recognized in the period	1	—	1

	2	—	2
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	42	(11)	31

	44	(11)	33

Accumulated other comprehensive loss is comprised of the following:

	February 28, 2023	August 31, 2022
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	5	3
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(7)	(10)

	(2)	(7)

18.	CONSOLIDATED STATEMENTS OF CASH FLOWS

(i)	Funds flow from operations

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Net income from operations	107	196	276	392
Adjustments to reconcile net income to funds flow from operations:
Amortization	317	305	629	606
Deferred income tax expense (recovery)	(14)	(22)	(7)	(45)
Share-based compensation	—	1	—	1
Defined benefit pension plans	2	2	4	5
Net change in contract asset balances	1	12	1	25
Impairment of assets	90	—	90	—
Fair value adjustments for private investments	3	—	3	—
Other	(4)	2	(7)	3

Funds flow from operations	502	496	989	987

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Interest paid	32	34	108	112
Income taxes paid (net of refunds)	44	43	151	97
Interest received	3	—	7	1

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2023 and February 28, 2022

[all amounts in millions of Canadian dollars, except share and per share amounts]

19.	FINANCIAL INSTRUMENTS

Fair value

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value of financial instruments has been determined as follows:

(i) Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii) Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at approximate fair value. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii) Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

The carrying value and estimated fair value of long-term debt are as follows:

	February 28, 2023		August 31, 2022
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Liabilities
Long-term debt (including current portion)(1)	4,554	4,493	4,553	4,470

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

(iv) Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2023 and February 28, 2022

[all amounts in millions of Canadian dollars, except share and per share amounts]

Currency risk

Certain of the Company’s capital expenditures and operating costs are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures and operating costs, the Company regularly enters into forward contracts in respect of US dollar commitments. At February 28, 2023, the Company had forward contracts to purchase US $216 over a period of 12 months commencing March 2023 at an average exchange rate of 1.3240 Cdn in respect of US dollar commitments.

20.	SUBSEQUENT EVENT

Subsequent to quarter-end, and as described in note 1, on April 3, 2023, the Freedom Transaction closed. As a result of the closure of the Freedom Transaction, the Company divested its wireless business to Videotron for $2.85 billion. In exchange for 100% of the shares of Freedom, the Company received net $2.17 billion in cash and Videotron assumed certain debts of Freedom, primarily related to lease obligations. The total consideration paid is subject to certain post-closing adjustments. In conjunction with the closing of the Freedom Transaction, the Company retained certain assets, including the Shaw Mobile wireless subscribers and other assets and liabilities related to the Shaw Mobile brand. Subsequent to the closing of the Freedom Transaction, the Rogers-Shaw Transaction closed, also as described in note 1.